FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of August 2019

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____ No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

A copy of 2019 interim report of Huaneng Power International, Inc. (the Registrant”), file by the Registrant with the Hong Kong Stock Exchange.

HUANENG POWER
THE OBJECTIVES
OF THE COMPANY

As a power company, devoted to providing sufficient, reliable and eco-friendly energy to the community; as a listed company, devoted to creating long-term, stable and increasing returns for shareholders; and as a first class power producer, devoted to having excellency in operation, becoming a leading power enterprise in China and an advanced enterprise internationally.

CONTENTS
OVERVIEW
2	Interim Results
2	Business Review for the First Half of the Year
4	Prospects for the Second Half of 2019
5	Management’s Discussion and Analysis (Prepared Under IFRS)
17	Share Capital Structure
18	Purchase, Sale or Redemption of Shares
18	Major Shareholding Structure
19	Material Interests and Short Positions in Shares and Underlying Shares of the Company
20	Directors’ and Supervisors’ Right to Purchase Shares
21	Public Float
21	Dividends
21	Disclosure of Material Events
21	Corporate Governance
34	Review by the Audit Committee
35	Legal Proceedings
35	Documents for Inspection

PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS
37	Consolidated Interim Statement of Financial Position (Unaudited)
39	Consolidated Interim Statement of Comprehensive Income (Unaudited)
41	Condensed Consolidated Interim Statement of Changes in Equity (Unaudited)
43	Condensed Consolidated Interim Statement of Cash Flows (Unaudited)
44	Notes to the Unaudited Condensed Consolidated Interim Financial Information
90	Financial Statements Reconciliation between PRC GAAP and IFRS

OVERVIEW

INTERIM RESULTS
The Board of Directors of Huaneng Power International, Inc. (the “Company”) announces the unaudited operating results for the six months ended 30 June 2019 and a comparison with the operating results for the same period of last year. For the six months ended 30 June 2019, the Company and its subsidiaries recorded consolidated operating revenue of RMB83.603 billion, representing an increase of 1.45% compared to the same period of last year. The net profit attributable to equity holders of the Company was RMB3.442 billion, representing an increase of 98.78% compared to the same period of last year. The earnings per share was RMB0.2. The net asset (excluding equity interests attributable to minority of shareholders) per share was RMB5.69.

Please refer to the unaudited financial information below for details of the operating results.

BUSINESS REVIEW FOR THE FIRST HALF OF THE YEAR
In the first half of the year, faced with the macroeconomic environment in which the national economy underwent structural transformation and the growth rate of total electricity consumption witnessed a substantial decline, the Company continued to strengthen the level of safe and clean production, actively participated in the power industry reform, intensified efforts on investment and development of low-carbon clean energy, steadily promoted the efficiency and performance of enterprises, made progress in technological innovations, continuously enhanced the ability of fuel supply and price control, and successfully fulfilled the established goals and targets under an unfavourable business environment.

1.	Power Generation
In the first half of the year, the Company’s total power generation by the power plants within China on consolidated basis amounted to 195.375 billion kWh, representing a decrease of 6.15% over the same period last year. Total electricity sold by the Company amounted to 185.032 billion kWh, representing a decrease of 5.78% over the same period last year. The utilisation hours reached 1,900 hours, representing a decrease of 151 hours over the same period last year.

The decrease in the Company’s power generation was mainly attributable to: (i) In the first half of the year, the growth rate of the electricity consumption nation-wide showed a significant decline compared to the same period last year; (ii) Hydropower and nuclear power generation had increased substantially, crowding out the space for growth in thermal power generation; (iii) Areas like East China, Guangdong, Shandong and other regions where the Company has a relatively large proportion of installed capacity have significantly increased the power supply from external sources, thereby crowding out the space for growth of the thermal power generation by local coal-fired power generation units.

2.	Cost Control
In the first half of the year, both the coal and power industries intensified efforts to ensure full delivery of coal supplies under the long- and medium-term contracts, the railway enhanced the rail dispatch capacity, and the imported coal functioned as a supplementary supply, the supply of coal of the Company therefore achieved an overall stable performance. Concurrently, the reduced thermal power generation caused the demand for thermal coal to fall short of expectations, and the inventory of port and client-side remained at a fairly high level, giving rise to the downward movement of coal price. The unit fuel cost of our domestic power plants throughout the year occurred for sales of power was RMB223.81/MWh, representing a year-on-year decrease of 5.57%.

3.	Energy conservation and environmental protection
The Company maintained its leading positions in certain economic and technical indicators for power sector, such as coal consumption for power supply and house consumption rate. All of its coal-fired power plants have obtained the sewage discharge permit. Emission of all kinds of pollutants has met the national and local environmental requirements. As an advanced electric energy production enterprise, the Company actively implements energy-saving renovation projects, promotes new energy-saving technologies such as waste heat recovery, conducts various energy-saving and environmental protection activities, strengthens the operation and maintenance management of environmental protection facilities, and intensifies energy conservation and environmental protection supervision and assessment.

4.	Project development and construction
In the first half of the year, the Company proceeded smoothly in the construction of power generation projects. The capacity of the commissioned units was 174.2 MW, including Jiangsu Dafeng Offshore Wind Farm with a capacity of 71.4 MW, Henan Mianchi Fenghuangshan Wind Farm with a capacity of 38 MW, Guangxi Guigang Qixingling Wind Farm with a capacity of 60 MW, Henan Zhenyao Wind Farm with a capacity of 2 MW, Zhejiang Jiapu Photovoltaic with a capacity of 1.03 MW and Zhejiang Xitang Photovoltaic with a capacity of 1.77 MW. In the meantime, some of the power plants invested or controlled by the Company underwent changes in capacity. As of 30 June 2019, the Company had a controlled generation capacity of 106,136 MW and an equity-based generation capacity of 93,520 MW. The proportion of the installed capacity of clean energy sources (gas turbine, hydro, wind, photovoltaic and biomass power generation) reached 16.05%.

5.	Tuas Power Limited
In the first half of the year, the accumulated power generation of Tuas Power Limited in Singapore, which is wholly-owned by the Company, accounted for a market share of 20.5%, representing a decrease of 0.3 percentages compared to the same period of last year. The sales revenue was RMB6.39 billion, representing an increase of 18.25% compared with the RMB5.403 billion of the same period of last year. The net loss attributable to the equity holders of the Company from its operations in Singapore was RMB200 million.

PROSPECT FOR THE SECOND HALF OF 2019
In the second half of the year, it is expected that the national economy will perform within the reasonable range, and will sustain the momentum of progress in overall stability. The Company will stress the essentials, bolster the weaknesses and strengthen the undertakings with the aim of striving for better business performance by adhering to problem-oriented approach and leading standards.

In terms of the power market, the reform was in steady advancement. In the second half of the year, economic growth and power demand will remain stable. The newly increased installed capacity recorded a decline while retaining a considerable scale, with nationwide power supply capacity having surplus on the whole. The Company will strengthen communication and coordination with governments at all levels and power grid companies, actively participate in the power industry reform, examine and closely monitor the market trends so as to identify and seize market potential for maintaining and expanding the Company’s market share.

In terms of the coal market, in the second half of the year, the supply and demand of thermal coal will transit from tight equilibrium to basic loose, with the volatility further narrowing. The Company will continue to study and analyse the market trends and strengthen the research on policy interpretation. The Company will also intensify its efforts to develop new resources, and will strive for railway capacity support for transportation. It will also strive to ensure full delivery of coal supplies and onsite procurement under the long- and medium-term contracts, optimise imported coal so as to firmly control fuel costs.

In terms of the capital market, in 2019, the State placed a stable economic growth and the prevention of systemic risks in a prominent position. The prudent monetary policy placed emphasis on stability, moderate amount and optimised credit structure, with no “big flood irrigation”. It is expected that in the second half of the year the central bank would continue to stress on pre-adjustment and fine-tuning to ensure that the scale of monetary credit and social financing is stable and moderate. It is expected that the cost of capital would be at the same level as in the first half of the year. The Company will pay close attention to the capital market and, on the basis of ensuring the safety of the Company’s funds, seize the window and actively manage to reduce the cost of comprehensive funds.

In the second half of the year, the Company will continue to strengthen production safety, focus on energy conservation and emission reduction, promote the development in low-carbon clean energy, enhance quality and efficiency, initiatively adapt to the power industry reform, proactively increase market share, strive to reduce fuel cost, optimise debt structure and constantly improve business performance so as to consistently provide long-term, sustainable and increasing returns for the shareholders of the Company.

MANAGEMENT’S DISCUSSION AND ANALYSIS (2019 INTERIM) (PREPARED UNDER IFRS)
I.	Comparison and Analysis of Operating Results
Summary
According to the statistics of Huaneng Power International, Inc., (the “Company”), for the second quarter of 2019, the Company’s total power generation by power plants within China on consolidated basis amounted to 91.536 billion kWh, representing a decrease of 11.86% over the same period last year. Total electricity sold by the Company amounted to 86.778 billion kWh, representing a decrease of 11.52% over the same period last year. In the first half of 2019, the Company’s total power generation by the power plants within China on consolidated basis amounted to 195.375 billion kWh, representing a decrease of 6.15% over the same period last year. Total electricity sold by the Company amounted to 185.032 billion kWh, representing a decrease of 5.78% over the same period last year. In the first half of 2019, the Company’s average on-grid electricity settlement price for its power plants within China amounted to RMB419.51 per MWh, representing an increase of 0.22% over the same period last year. In the first half of 2019, the Company’s market based electricity sold amounted to 87.553 billion kwh, with a ratio of 47.05% comparing to the corresponding total electricity sold, representing an increase of 10.15 percentage points over the same period last year.

The decrease in the Company’s power generation was mainly attributable to the following factors: (i) in the first half of the year, the growth rate of the electricity consumption nation-wide showed a significant decline compared to the same period last year; (ii) hydropower and nuclear power generation had increased substantially, crowding out the space for growth in thermal power generation; and (iii) areas like East China, Guangdong, Shandong and other regions where the Company has a relatively large proportion of installed capacity have significantly increased the power supply from external sources, thereby crowding out the space for growth of the thermal power generation by local coal-fired power generation units.

The power generation (in billion kWh) by each of the Company’s domestic power plants is listed below:

Region	Power Generation				Electricity Sold
	April to June 2019	Change	January to June 2019	Change	April to June 2019	Change	January to June 2019	Change

Heilongjiang Province	3.735	2.89%	6.719	-3.05%	3.434	0.48%	6.216	-4.41%
Coal-fired	3.388	1.34%	6.016	-5.81%	3.095	-1.12%	5.530	-7.36%
Wind-power	0.309	12.27%	0.631	19.48%	0.301	9.75%	0.615	18.67%
PV	0.038	200.73%	0.072	351.90%	0.037	17.34%	0.071	353.07%
Jilin Province	2.813	1.26%	4.975	-2.24%	2.660	0.67%	4.690	-2.72%
Coal-fired	2.410	0.90%	4.214	-4.29%	2.271	0.17%	3.956	-4.93%
Wind-power	0.311	9.25%	0.590	13.74%	0.304	9.12%	0.575	13.75%
Hydro-power	0.020	-49.41%	0.027	-37.71%	0.019	-49.85%	0.026	-37.34%
PV	0.017	164.62%	0.032	164.46%	0.017	166.61%	0.032	165.28%
Biomass power	0.055	-5.93%	0.112	-0.37%	0.049	-5.28%	0.101	-0.13%
Liaoning Province	4.319	-8.65%	8.755	-6.07%	4.040	-8.80%	8.141	-5.93%
Coal-fired	4.155	-8.68%	8.446	-6.21%	3.877	-8.83%	7.836	-6.06%
Wind-power	0.115	-3.16%	0.208	-0.89%	0.115	-2.89%	0.207	-0.71%
Hydro-power	0.001	-93.36%	0.014	-38.90%	0.001	-93.52%	0.014	-38.72%
PV	0.048	9.08%	0.087	4.91%	0.047	7.77%	0.085	3.74%
Inner Mongolia	0.066	1.78%	0.114	-11.11%	0.065	2.25%	0.112	-10.84%
Wind-power	0.066	1.78%	0.114	-11.11%	0.065	2.25%	0.112	-10.84%
Hebei Province	3.314	-8.21%	6.685	3.82%	3.107	-8.29%	6.270	3.63%
Coal-fired	3.243	-8.23%	6.553	4.61%	3.038	-8.33%	6.141	4.41%
Wind-power	0.055	-10.22%	0.104	-27.47%	0.053	-10.02%	0.102	-27.18%
PV	0.016	4.65%	0.028	-8.41%	0.016	7.03%	0.027	-6.61%
Gansu Province	1.943	-26.79%	5.808	-10.69%	1.844	-26.78%	5.517	-10.71%
Coal-fired	1.399	-35.34%	4.793	-13.22%	1.312	-35.81%	4.525	-13.49%
Wind-power	0.544	10.87%	1.014	3.52%	0.532	12.15%	0.992	4.68%
Ningxia	0.007	-0.74%	0.012	6.54%	0.007	1.22%	0.011	7.55%
PV	0.007	-0.74%	0.012	6.54%	0.007	1.22%	0.011	7.55%
Beijing	1.479	-15.72%	3.682	-6.97%	1.433	-15.84%	3.479	-7.82%
Coal-fired	–	–	0.656	50.48%	–	–	0.581	52.32%
Combined Cycle	1.479	-15.72%	3.026	-14.08%	1.433	-15.84%	2.898	-14.59%
Tianjin	1.373	-12.46%	3.202	-10.93%	1.295	-12.12%	3.007	-10.71%
Coal-fired	1.072	-18.26%	2.446	-15.03%	1.002	-18.12%	2.275	-14.87%
Combined Cycle	0.300	17.18%	0.755	5.40%	0.292	17.26%	0.731	5.28%
PV	0.001	5.88%	0.002	7.38%	0.001	6.26%	0.002	5.31%
Shanxi Province	2.171	-3.37%	5.224	8.99%	2.008	-3.52%	4.877	8.79%
Coal-fired	2.141	-3.86%	3.986	10.85%	1.978	-4.05%	3.672	10.64%
Combined Cycle	0.006	542.43%	1.196	3.01%	0.006	833.33%	1.164	3.20%
PV	0.024	25.72%	0.042	14.12%	0.024	24.52%	0.042	13.53%
Shandong Province	20.895	-3.82%	42.713	-0.36%	19.787	-2.91%	40.335	0.55%
Coal-fired	20.520	-4.11%	42.039	-0.52%	19.420	-3.20%	39.680	0.36%
Wind-power	0.247	19.13%	0.455	9.26%	0.242	20.47%	0.441	15.17%
PV	0.128	8.73%	0.219	14.24%	0.125	6.16%	0.214	11.92%

Region	Power Generation				Electricity Sold
	April to June 2019	Change	January to June 2019	Change	April to June 2019	Change	January to June 2019	Change

Henan Province	4.761	-29.60%	10.795	-14.95%	4.477	-29.82%	10.152	-15.14%
Coal-fired	4.464	-29.38%	10.361	-14.64%	4.193	-29.48%	9.732	-14.77%
Combined Cycle	0.148	-64.14%	0.186	-62.45%	0.144	-64.38%	0.181	-62.65%
Wind-power	0.141	572.29%	0.236	411.96%	0.132	537.90%	0.226	391.23%
PV	0.007	3.73%	0.013	-3.25%	0.007	4.31%	0.013	-3.13%
Jiangsu Province	8.767	-10.75%	19.352	-5.72%	8.301	-10.90%	18.341	-5.82%
Coal-fired	7.137	-7.35%	16.527	-0.90%	6.710	-7.34%	15.579	-0.81%
Combined Cycle	1.185	-30.80%	1.997	-32.46%	1.162	-30.76%	1.960	-32.45%
Wind-power	0.410	5.69%	0.771	-9.86%	0.394	4.42%	0.747	-10.53%
PV	0.035	68.40%	0.057	64.59%	0.034	79.30%	0.056	70.05%
Shanghai	3.350	-25.36%	8.828	-11.73%	3.160	-25.57%	8.357	-11.77%
Coal-fired	2.980	-25.94%	7.746	-15.85%	2.800	-26.14%	7.300	-16.02%
Combined Cycle	0.370	-20.51%	1.082	35.78%	0.360	-20.80%	1.056	35.53%
Chongqing	2.333	38.63%	5.203	15.18%	2.166	40.63%	4.846	16.12%
Coal-fired	1.964	26.94%	4.514	9.38%	1.806	28.25%	4.174	10.03%
Combined Cycle	0.296	117.91%	0.574	47.18%	0.289	118.85%	0.560	47.41%
Wind-power	0.073	–	0.115	–	0.071	–	0.112	–
Zhejiang Province	5.830	-29.39%	12.033	-18.68%	5.593	-29.61%	11.551	-18.83%
Coal-fired	5.707	-28.83%	11.821	-18.13%	5.472	-29.04%	11.343	-18.27%
Combined Cycle	0.104	-52.33%	0.183	-44.51%	0.102	-52.31%	0.179	-44.61%
PV	0.019	-0.84%	0.029	-2.24%	0.018	-1.12%	0.028	-2.87%
Hubei Province	4.057	14.45%	9.708	20.39%	3.812	15.33%	9.142	21.33%
Coal-fired	3.816	14.64%	9.310	20.68%	3.576	14.93%	8.751	21.19%
Wind-power	0.158	53.68%	0.281	46.48%	0.156	87.18%	0.276	73.40%
Hydro-power	0.076	-28.67%	0.107	-26.56%	0.074	-28.65%	0.104	-26.98%
PV	0.006	-7.22%	0.010	-10.77%	0.006	-7.36%	0.010	-10.54%
Hunan Province	2.022	-13.15%	4.970	-10.05%	1.882	-13.86%	4.652	-10.38%
Coal-fired	1.754	-14.89%	4.397	-12.73%	1.618	-15.79%	4.086	-13.24%
Wind-power	0.133	-16.56%	0.325	-0.16%	0.132	-16.76%	0.322	-0.10%
Hydro-power	0.126	31.62%	0.237	62.42%	0.124	31.50%	0.233	62.54%
PV	0.008	-23.99%	0.011	-30.04%	0.008	-23.90%	0.011	-29.89%
Jiangxi Province	4.067	-15.80%	9.262	-7.78%	3.884	-15.83%	8.865	-7.74%
Coal-fired	3.935	-16.93%	8.972	-8.97%	3.755	-17.00%	8.580	-8.96%
Wind-power	0.132	41.44%	0.290	55.05%	0.129	42.08%	0.285	54.38%
Anhui Province	1.377	1.39%	2.999	6.88%	1.306	0.79%	2.861	6.89%
Coal-fired	1.272	1.86%	2.809	7.21%	1.202	1.23%	2.673	7.03%
Wind-power	0.069	-5.32%	0.142	3.26%	0.068	-6.30%	0.141	7.13%
Hydro-power	0.036	1.80%	0.048	-0.62%	0.036	0.59%	0.048	-1.01%
Fujian Province	2.316	-24.05%	4.475	-24.95%	2.601	-9.68%	4.872	-13.53%
Coal-fired	2.313	-24.05%	4.470	-24.96%	2.598	-9.67%	4.867	-13.52%
PV	0.003	-21.15%	0.005	-19.97%	0.003	-18.54%	0.005	-20.33%
Guangdong Province	5.620	-26.85%	10.633	-24.50%	5.368	-27.08%	10.176	-24.61%
Coal-fired	5.615	-26.86%	10.624	-24.50%	5.363	-27.09%	10.167	-24.61%
PV	0.005	-14.96%	0.009	-15.37%	0.005	-14.70%	0.009	-15.59%

Region	Power Generation				Electricity Sold
	April to June 2019	Change	January to June 2019	Change	April to June 2019	Change	January to June 2019	Change

Guangxi	0.103	-22.28%	0.168	-0.78%	0.098	-22.59%	0.158	-2.67%
Combined Cycle	0.073	-44.89%	0.120	-28.83%	0.069	-45.58%	0.115	-29.30%
Wind-power	0.030	–	0.047	–	0.029	–	0.043	–
Yunnan Province	0.947	-40.87%	1.994	-22.50%	0.865	-41.45%	1.841	-22.52%
Coal-fired	0.798	-45.38%	1.588	-29.87%	0.721	-46.29%	1.446	-30.31%
Wind-power	0.141	1.20%	0.398	28.87%	0.136	0.91%	0.387	28.60%
Hydro-power*	0.008	–	0.008	–	0.008	–	0.008	–
Guizhou Province	0.046	-10.69%	0.142	28.33%	0.046	-11.11%	0.140	28.38%
Wind-power	0.046	-10.69%	0.142	28.33%	0.046	-11.11%	0.140	28.38%
Hainan Province	3.826	9.43%	6.924	3.95%	3.539	9.03%	6.423	3.57%
Coal-fired	3.713	8.47%	6.751	3.75%	3.429	8.00%	6.253	3.36%
Combined Cycle	0.018	130.88%	0.021	-9.82%	0.018	142.32%	0.020	-10.10%
Wind-power	0.018	8.36%	0.046	0.41%	0.018	10.89%	0.045	-0.55%
Hydro-power	0.046	24.95%	0.055	-11.53%	0.046	25.72%	0.054	-12.24%
PV	0.030	150.95%	0.051	127.15%	0.029	151.59%	0.051	126.46%
Total	91.536	-11.86%	195.375	-6.15%	86.778	-11.52%	185.032	-5.78%

*	The Company’s wholly-owned Yunnan Diandong Yuwang Changdi Hydropower Station (16 MW) has been supplying power to internal power plants and began selling electricity in the second quarter of 2019.

For the second quarter of 2019, the power generation of Tuas Power Limited in Singapore, which is wholly-owned by the Company, accounted for a market share of 20.0% in Singapore, representing a decrease of 1.1 percentage point compared to the same period of last year. The accumulated power generation for the first half year accounted for a market share of 20.5%, representing a decrease of 0.3 percentage point compared to the same period of last year.

The consolidated net profit attributable to the equity holders of the Company for the first half of 2019 was RMB3.442 billion, representing an increase of 98.78% over RMB1.731 billion for the same period of last year. The net profit attributable to the equity holders of the Company from domestic operations was RMB3.547 billion, representing an increase of 87.21% over the same period of last year, which is mainly due to reduced fuel prices. The net loss attributable to the equity holders of the Company from its operations in Singapore was RMB200 million.

1.	Operating revenue, taxes and levies
Operating revenue mainly represents revenue from electricity sold. For the first half of 2019, the consolidated operating revenue of the Company and its subsidiaries amounted to RMB83.603 billion, representing an increase of 1.45% over RMB82.405 billion for the same period of last year. The operating revenue from domestic operations of the Company decreased by RMB2.307 billion over the same period last year, of which operating revenue from newly operated generating units was RMB0.802 billion. The operating revenue from operations of the Company in Singapore increased by RMB987 million over the same period last year. The Company’s power generation company in Pakistan was consolidated since December 2018, and its operating revenue in the first half of 2019 was RMB2.518 billion.

Tax and levies on operations mainly consist of City Construction Tax and Educational Surcharges, Property Tax, Land Use Tax, Environmental Protection Tax, Resource Tax, Stamp Tax, Vehicle and Vessel Use Tax etc. For the first half of 2019, the taxes and levies on operations of the Company were RMB924 million, representing an increase of RMB48 million from RMB876 million for the same period last year.

2.	Operating expenses
For the first half of 2019, the consolidated operating expenses of the Company and its subsidiaries were RMB72.203 billion, representing a decrease of 2.19% over the same period last year. The operating expenses from domestic operations of the Company decreased by RMB4.489 billion, or 6.55%, over the same period of last year, which was mainly due to reduced fuel costs. The operating expenses of newly operated generating units amounted to RMB0.596 billion. The operating expenses from operations of the Company in Singapore increased by RMB1.082 billion, or 20.50%, over the same period last year.

2.1	Fuel costs
Fuel costs represent the largest portion of the operating expenses of the Company and its subsidiaries, which were RMB47.318 billion for the first half of 2019, representing a decrease of 8.30% over the same period last year. The fuel costs from domestic operations of the Company decreased by RMB4.880 billion over the same period last year, which was mainly due to reduced fuel costs. Fuel costs for newly operated generating units amounted to RMB0.244 billion. The operating expenses from the Company’s operations in Singapore increased by RMB599 million over the same period last year.

2.2	Depreciation
Depreciation expenses of the Company and its subsidiaries for the first half of 2019 were RMB10.692 billion, which represents an increase of RMB569 million over the same period last year. The depreciation expenses for domestic operations of the Company increased by RMB555 million over the same period last year, of which the depreciation expenses for newly operated generating units were RMB0.269 billion. The depreciation expenses of its operations in Singapore increased by RMB14 million over the same period last year.

2.3	Labor
Labor costs include salaries payable to employees; housing funds, medical insurance, pension and unemployment insurance payable to relevant government authorities; and accrued training expenses. Labor costs of the Company and its subsidiaries amounted to RMB4.929 billion for the first half of 2019, representing an increase of RMB0.429 billion from RMB4.500 billion for the same period last year.

2.4	Maintenance
Maintenance expenses of the Company and its subsidiaries amounted to RMB1.695 billion for the first half of 2019, representing a decrease of RMB26 million from RMB1.721 billion for the same period last year. The maintenance expenses for domestic operations of the Company decreased by RMB9 million. The maintenance expenses for the Company’s operations in Singapore decreased by RMB17 million.

2.5	Other operating expenses (including electricity purchase costs)
Other operating expenses (including electricity purchase costs) of the Company and its subsidiaries for the first half of 2019 amounted to RMB7.568 billion, representing an increase of RMB1.695 billion from RMB5.873 billion for the first half of 2018. Other operating expenses for domestic operations decreased by RMB0.554 billion over the same period last year, of which RMB0.027 billion is attributable to operation of newly operated generating units. Other operating expenses for operations of the Company in Singapore increased by RMB0.467 billion. The Company’s power generation company in Pakistan was consolidated since December 2018 and its other operating expenses in the first half of 2019 was RMB1.782 billion.

3.	Financial expenses, net
The consolidated net financial expenses of the Company and its subsidiaries for the first half of 2019 amounted to RMB5.623 billion, representing an increase of RMB0.416 billion from RMB5.207 billion for the same period last year, which is mainly due to that the Company’s power generation company in Pakistan was consolidated since December 2018 and its financial expenses in the first half of 2019 was RMB0.489 billion. The financial expenses of domestic operations decreased by RMB0.071 billion. Thereinto, the application of IFRS 16 led to an increase of RMB0.066 billion. RMB0.065 billion is attributable to newly operated generating units. The financial expenses of the Company’s operations in Singapore decreased by RMB2 million.

4.	Share of profits less losses of associates and joint ventures
The share of profits less losses of associates and joint ventures of the Company and its subsidiaries for the first half of 2019 was RMB739 million, representing an increase of RMB354 million from RMB385 million for the same period last year. This was mainly attributable to increased profits of the associates and joint ventures of the Company, including Shenzhen Energy, Hainan Nuclear Power Co., Ltd., etc.

5.	Income tax expenses
For the first half of 2019, the Company and its subsidiaries registered consolidated income tax expenses of RMB1.347 billion, representing an increase of RMB0.602 billion from RMB0.745 billion for the same period last year. The income tax expenses for the domestic operations increased by RMB0.609 billion over the same period last year mainly due to the increased profitability of domestic operations during the period.

6.	Profit/loss attributable to equity holders of the Company
The net profit attributable to equity holders of the Company for the first half of 2019 amounted to RMB3.442 billion, representing an increase of 98.78% over RMB1.731 billion for the same period of last year. The net profit attributable to equity holders of the Company from its domestic operations was RMB3.547 billion, representing an increase of 87.21% over the same period last year. The increase is mainly due to reduced fuel costs. The net loss attributable to equity holders of the Company from its operations in Singapore was RMB200 million. The net profit attributable to equity holders of the Company from its operation in Pakistan was RMB0.095 billion.

7.	Comparison of financial positions
As of 30 June 2019, consolidated total assets of the Company and its subsidiaries were RMB417.494 billion, representing a decrease of 0.57% from RMB419.903 billion as of 31 December 2018. Consolidated total liabilities of the Company and its subsidiaries were RMB298.394 billion, representing a decrease of 1.77% from RMB303.782 billion as of 31 December 2018. The asset-liability ratio was 71.47%.

8.	Major financial position ratios
Calculation formula of the financial ratios:

Ratio of liabilities to shareholders’ equity = balance of liabilities at the end of the period/balance of shareholders’ equity (excluding non-controlling interests) at the end of the period

Current ratio = balance of the current assets at the end of the period/balance of current liabilities at the end of the period

Quick ratio = (balance of current assets at the end of the period – net amounts of inventories at the end of the period)/balance of current liabilities at the end of the period

Multiples of interest earned = (profit before tax + interest expenses)/interest expenditure (including capitalised interest)

	The Company and its subsidiaries
Item	As of 30 June 2019	As of 31 December 2018

Ratio of liabilities to shareholders’ equity	3.08	3.22
Current ratio	0.41	0.45

Quick ratio	0.34	0.38

Item	For the six months ended 30 June 2019	For the six months ended 30 June 2018

Multiples of interest earned	1.95	1.52

The ratio of liabilities to owner’s equity decreased compared with the beginning of the year, mainly due to the increase in the company’s owner’s equity. The current ratio and the quick ratio decreased from the beginning of the year, mainly due to the increase in short-term interest-bearing debts of the company, which led to an increase in current liabilities. Multiples of interest earned has increased compared to the same period of last year, mainly due to the increase in profit before tax.

As of June 30, 2019, the Company and its subsidiaries had net current liabilities of RMB87.204 billion. Based on the successful financing history of the Company, the undrawn banking facilities available to the Company and its good credit rating, the Company believes it would be able to meet its liabilities as and when they fall due and secure the funds required for operations.

II.	Liquidity and Cash Resources
1.	Liquidity
	For the six months ended 30 June 2019	For the six months ended 30 June 2018	Change
Item	(RMB in billion)	(RMB in billion)	(%)

Net cash from operating activities	16.739	15.116	11
Net cash used in investing activities	(10.002)	(6.104)	64
Net cash used in financing activities	(9.153)	(2.095)	337
Effect of exchange rate fluctuations on cash held	(0.046)	(0.010)	363

Net (decrease)/increase in cash and cash equivalent	(2.462)	6.907	(136)
Cash and cash equivalent at beginning of the reporting period	15.418	9.282	66

Cash and cash equivalent at the end of the reporting period	12.956	16.189	(20)

The net cash provided by operating activities of the Company for the first half of 2019 was RMB16.739 billion, representing an increase of 11% over the same period last year. The increase was mainly due to decrease of fuel prices compared with the same period of the previous year, resulting in a decrease in cash paid for purchases.

Net cash used in investing activities of the Company was RMB10.002 billion, representing a increase of 64% from the same period last year, which was mainly due to increase in investment spending on clean energy projects.

The financing activities of the Company were principally debt financings. For the first half of 2019, the Company drew down new loans of RMB65.018 billion, issued super short-term notes of RMB13.000 billion and long-term bonds of RMB2.300 billion, and repaid loans of RMB69.685 billion, super short-term bonds of RMB12.500 billion and no long-term bonds was maturity.

As of 30 June 2019, cash and cash equivalents of the Company and its subsidiaries denominated in RMB and Singapore dollar, U.S. dollar, Pakistan Rupee and Japanese Yen, each of which is measured at RMB equivalent, were RMB11.563 billion, RMB0.984 billion, RMB0.389 billion, RMB20 million and RMB0.162 million, respectively.

2.	Capital expenditure and cash resources
2.1	Capital expenditure for infrastructure construction and renovation projects
The capital expenditure for construction and renovation projects of the Company for the first half of 2019 was RMB7.434 billion, including RMB1.124 billion for Shanxi Integrated Power, RMB1.045 billion for Yancheng Dafeng Renewable, RMB803 million for Heilongjiang Power, RMB505 million for Shandong Power, RMB296 million for Dezhou Power, RMB263 million for Luoyuan Power, RMB222 million for Shengdong Rudong Offshore Wind Power, RMB195 million for Dongguan Turbine, RMB186 million for Mianchi Renewable, RMB184 million for Dalian Cogeneration, RMB184 million for ShangAn Power, RMB152 million for Guigang Renewable, RMB128 million for Diandong Yuwang Energy, RMB123 million for Guanyun Renewable, RMB120 million for Jiangyin Turbine, RMB109 million for Pinghu Offshore Wind Power, RMB103 million for Jiuquan Wind Power, RMB90 million for Fujian Haigang, RMB86 million for Abaga Renewable, RMB81 million for Shantou Offshore Wind Power, RMB75 million for Diandong Energy, RMB67 million for Jiangxi Renewable, RMB66 million for Puyang Power, and RMB64 million for Yingcheng Cogeneration Power. Expenditure for other infrastructure construction and renovation projects was RMB1.166 billion.

The above capital expenditures are sourced mainly from internal capital, cash flows provided by operating activities, and debt financing. The Company expects to have significant capital expenditures in the next few years. During the course, the Company will make active efforts to improve project planning process on a commercially viable basis. The Company will also actively develop new projects to pave the way for its long-term growth. The Company expects to finance the above capital expenditures through internal capital, cash flows provided by operating activities, and debt and equity financing.

2.2	Cash resources and anticipated financing costs
The Company expects to finance its capital expenditure and acquisition costs primarily from internal capital, cash flows from operating activities, and debt and equity financings.

Good operating results and sound credit status provide the Company with strong financing capabilities. As of 30 June 2019, the undrawn banking facilities available to the Company and its subsidiaries amount to more than RMB137.6 billion from, among others, Bank of China, China Construction Bank and Industrial and Commercial Bank of China.

The Company issued five installments of unsecured super short-term bonds of RMB2 billion, RMB5 billion, RMB2 billion, RMB2 billion and RMB2 billion with coupon rate of 2.40%, 2.30%, 2.30%, 2.40%, and 2.40% on 15 March, 10 May, 24 May, 11 June, and 14 June, respectively. Each installment of super short-term bonds is issued at par value in RMB and matures in 90, 180, 90, 90 and 90 days after issuance, respectively.

As of 30 June 2019, the Company and its subsidiaries had outstanding short-term loans of RMB76.380 billion (RMB61.039 billion at the end of 2018), of which borrowings from banks were charged at annual interest rates ranging from 3.15% to 12.72% (3.300% to 11.51% at the end of 2018).

As of 30 June 2019, the Company and its subsidiaries had outstanding short-term bonds of RMB12.041 billion (RMB11.541 billion at the end of 2018).

As of 30 June 2019, the Company and its subsidiaries had outstanding long-term loans (including those maturing within a year) of RMB130.512 billion (RMB150.169 billion at the end of 2018), including RMB denominated loans of RMB107.391 billion (RMB126.844 billion at the end of 2018), U.S. dollar denominated loans of US$253 million (US$285 million at the end of 2018), Euro denominated loans of €18 million (€22 million at the end of 2018), Singapore dollar denominated loans of S$2.463 billion (S$2.472 billion at the end of 2018), and Japanese yen denominated loans of ¥2.427 billion (¥2.482 billion at the end of 2018). All loans denominated in US dollar and Singapore dollar were floating rate, and loans denominated in all other foreign currencies were fixed rate. As of 30 June 2019, the long-term loans of the Company and its subsidiaries from banks were charged at annual interest rates ranging from 0.75% to 7.1010% (0.75% to 7.292% at the end of 2018).

The Company will maintain close watch on fluctuations of exchange rate and interest rate markets, and prudently assess currency and interest rate risks.

In addition to meeting cash requirements from operations, constructions and acquisitions in its ordinary course, the Company, along with due consideration of overall development of power generation industry and growth of the Company, will make efforts to control financing costs and financial risks, establish an optimal capital structure for effective financial management activities, with the view to providing sustainable and stable returns to its shareholders.

2.3	Other financing requirements
The objective of the Company is to bring long-term, consistent and growing returns to its shareholders. In line with this objective, the Company follows a proactive, stable and balanced dividend policy. Upon the approval from the annual general meeting of the shareholders for the year 2018 held on 12 June 2019, the Company declared a cash dividend of RMB0.10 per ordinary share (inclusive of tax), with total dividends of approximately RMB1.570 billion. The Company has completed payment of the dividends of RMB1.100 billion by 30 June 2019, and the remaining dividends of RMB470 million have not been paid.

III.	Performance and Prospects of Significant Investments
The Company acquired 25% equity interests in Shenzhen Energy Group (“Shenneng Group”) with payment of RMB2.390 billion on 22 April 2003. In 2011, Shenneng Group divided into a remainder company Shenneng Group and a new company Shenneng Energy Management Company, and the Company holds 25% equity interests in each of the two successors. The Company acquired 200 million shares from Shenzhen Energy Corporation (“Shenzhen Energy”), a subsidiary of Shenneng Group, in December 2007. Shenzhen Energy allotted shares with its capital surplus in 2011. In February 2013, Shenzhen Energy merged Shenzhen Energy Management Company through the combination of directional seasoned offering and cash payment to the shareholders of Shenzhen Energy Management Company. After the merger, the Company directly held 991,741,659 shares of Shenzhen Energy, representing 25.02% of its equity interests. These investments brought a net profit attributable to the equity holders of the Company of RMB335 million for the Company for the first half of 2019 under IFRS. This investment is expected to provide steady returns to the Company.

The Company held 60% direct equity interests in Sichuan Hydropower as of 31 December 2006. In January 2007, Huaneng Group increased its capital investment in Sichuan Hydropower by RMB615 million, thus reducing the Company’s equity interests in Sichuan Hydropower to 49% and making Huaneng Group the controlling shareholder of Sichuan Hydropower. This investment brought to the Company a net profit attributable to the equity holders of the Company of RMB87 million for the first half of 2019 under IFRS. This investment is expected to provide steady returns to the Company.

IV.	Employee Benefits Policies
As of 30 June 2019, the Company and its subsidiaries had 57,220 employees. During this reporting period, there was no significant change regarding remuneration policies and training programs of the Company.

V.	Guarantee for Loans and Restricted Assets
As of 30 June 2019, the Company’s outstanding balance of guarantee to TPG, a wholly-owned subsidiary, was approximately RMB12.351 billion. The outstanding balance of guarantee of the Company’s subsidiary Huaneng Heilongjiang Power Generation Co., Ltd. to Huaneng Daqing Thermal Power Co., Ltd. was approximately RMB0.450 billion. The outstanding balance of guarantee of Huaneng Heilongjiang Power Generation Co., Ltd to its subsidiary Daqing Lvyuan Wind Power Co., Ltd. was approximately RMB1.002 billion, and to its subsidiary Huaneng Tongjiang Wind Power Co., Ltd. was RMB0.393 billion. Huaneng Daqing Thermal Power Co., Ltd, a subsidiary of the Company, has an outstanding guarantee balance of RMB0.208 billion to Huaneng Yichun Thermal Power Co., Ltd. The outstanding balance of guarantee of the Company’s subsidiary Huaneng Shandong Power Generation Co., Ltd. to its subsidiary Huaneng Shandong Ruyi (Pakistan) Energy (Private) Co., Ltd. was approximately RMB0.687 billion. The outstanding balance of guarantee of the Company’s subsidiary Huaneng Shandong Ruyi Coal Power Co., Ltd. to its subsidiary Huaneng Jiaxiang Power Generation Co., Ltd. was approximately RMB0.03 billion.

As of 30 June 2019, the details of secured loans of the Company and its subsidiaries are as follows:

1.
As of 30 June 2019, short-term loans of approximately RMB433 million (RMB461 million at the end of 2018) represented the notes receivable that were discounted with recourse. As these notes receivable had not yet matured, the proceeds received were recorded as short-term loans.

2.
As of 30 June 2019, long-term loans of approximately RMB1.175 billion (RMB0.986 billion at the end of 2018) of the Company and its subsidiaries were secured by certain property, plant and equipment, with net book value of RMB2.216 billion.

3.	As of 30 June 2019, long-term loans of approximately RMB8.337 billion (RMB8.938 billion at the end of 2018) were secured by future electricity revenue of the Company and its subsidiaries.

As of 30 June 2019, the restricted bank deposits of the Company and its subsidiaries were RMB777 million (RMB430 million at the end of 2018).

As of 30 June 2019, the properties, plants and equipment leased by the Company by financing have a book value of RMB1.769 billion (RMB1.774 billion at the end of 2018).

As of 30 June 2019, the discounted or endorsed notes receivable which were neither mature nor de-recognised have a book value of RMB1.531 billion (RMB2.372 billion at the end of 2018).

As of 30 June 2019, the Company and its subsidiaries had no material contingent liability.

VII.	Risk Factors
1.	Electricity quantity risk
As the power system reform has been comprehensively promoted, deepened and accelerated, the business power generation plan has been fully liberalised, the market transaction scale has been further expanded, and the market competition situation has become more intense. Meanwhile, the Company’s thermal power installed capacity is relatively large, due to structural impact of the increase of hydropower and nuclear power generation, the Company’s power generation space is squeezed. The Company will further implement various national policies, increase the amount of power generation; do in-depth research of market supply and demand situation, deepen the differentiated competitive advantages of unit energy conservation and environmental protection, network constraints, actively participate in power reform, share power reform dividends; strengthen marketing management, compliance the situation, strictly control of the power market risks.

2.	Electricity Price Risk
With the full liberalisation of operating users’ electricity plans and the launch of the spot market, the power marketisation process will further accelerate. It is expected that the low-priced trading power will increase significantly in the coming period, and the company’s average settlement price will fall. The company will closely track the progress of national policy and power market reform, strengthen communication with national and local price authorities, actively cooperate with the government to establish a reasonable, fair and standardised market environment, actively respond to market changes and adjust pricing strategies in a timely manner, and fully prevent and control electricity price risks.

3.	Coal market risk
In the first half of 2019, though coal prices have gradually decreased, market risks still exist. First, due to safety production accidents, the safety inspection of the main producing areas continued to be conducted, so that the release of domestic coal production capacity and output was affected. Second, imported coal was affected by various factors such as policies, exchange rates and markets, which increased uncertainty. The third is that some coal chemical projects are put into production on the spot, the conversion level of production areas and coal source areas is increased, and the coal consumption is large, which has an increased impact on the coal consumption pattern, brings a certain degree of risk to the Company’s fuel cost control. However, with the government’s release of high quality production capacity, production increase, capacity increase, more long term contracts, minimum/maximum inventory, and other measures to ensure supply and price stabilization, the risk of guaranteed supply and control prices is controllable and under control. In the second half of 2019, the coal supply was stable and orderly and the volatility further narrowed. The company will closely follow the policy and changes in the domestic and international coal market, strengthen cooperation with competitive large mines, ensure strict contract performance of long-term contracts, and open up new coal supply channels, and carry out spot bidding procurement; strengthen inventory management and implement the strategy of storing in low season and consuming during peak season and take more measures to reduce fuel procurement costs.

4.	Environment Risk
In China, environmental standards for power production are very well developed and strictly implement. The sewage permit system is implemented to thermal power enterprises. According to the environmental protection regulations and the EIA report, the emission sites, emission concentrations, annual emissions and other indicators of major pollutants generated by electric power production are regulated in the permit. The power company must discharge pollutants according to these regulations, otherwise it will bear legal responsibility.

The Central proposed to resolutely fight the battle against pollution. The State Council issued the “Three-Year Action Plan to Defence the Blue Sky”, which requiring three years or so to significantly reduce the total emissions of major air pollutants. More stringent requirements are imposed on emissions of pollutants from power company, such as polluted water and atmosphere.

Since this year, the government has issued the “Changjiang Conservation and Remediation Plan” to further strengthen the industrial pollution caused by the company located in coastal area of Changjiang.

On the basis of completing the ultra-low emission modification, the company is currently using new technologies and new processes to upgrade wastewater treatment facilities, while strengthening the operation and maintenance of existing facilities to ensure the best effect of wastewater treatment. The sealing and dust suppression conditions of coal storage sites are further improved in some key areas.

5.	Interest rate and exchange rate risk
On the premise that the country emphasizes maintaining stable economic growth and preventing systemic financial risks, the People’s Bank of China continuing to implement prudent monetary policy and adjust slightly and advance to keep reasonable and adequate liquidity. Affected by the global trade slowdown, the most of major economies of the world have talk about interest rate reduction policy and a part of them have announced to reduce interest rate. We estimate it is unlikely that the debt cost of RMB and dollar will rise.

In the first half of 2019, the Pakistani rupee depreciated significantly. A Pakistani project Company which 50% owned by the Company’s subsidiary, Shandong Power Generation Company through its wholly owned subsidiary, Huaneng Shandong (Hong Kong) Investment Co., Ltd., generated a foreign exchange differences on translation of foreign operations amounting to RMB403 million recognised to other comprehensive income.

SHARE CAPITAL STRUCTURE
As at 30 June 2019, total issued share capital of the Company amounted to 15,698,093,359 shares, of which 10,997,709,919 shares were domestic shares, representing 70.06% of the total issued share capital of the Company, and 4,700,383,440 shares were foreign shares, representing 29.94% of the total issued share capital of the Company. In respect of foreign shares, China Huaneng Group Co., Ltd. (“Huaneng Group”) through its wholly-owned subsidiary China Hua Neng Group Hong Kong Limited held 472,000,000 shares, representing 3.01% of the total issued share capital of the Company. In respect of domestic shares, Huaneng International Power Development Corporation (“HIPDC”) owned a total of 5,066,662,118 shares, representing 32.28% of the total issued share capital of the Company, while Huaneng Group held 1,555,124,549 shares, representing 9.91% of the total issued share capital of the Company. Through its controlling subsidiary China Huaneng Finance Corporation Limited, Huaneng Group held 71,007,568 shares, represents 0.45% of the total issued share capital of the Company. Other domestic shareholders held a total of 4,304,915,684 shares, representing 27.42% of the total issued share capital of the Company.

PURCHASE, SALE OR REDEMPTION OF SHARES
The Company and its subsidiaries did not sell any other types of its securities and did not purchase or redeem its own shares or other securities in the first half of 2019.

MAJOR SHAREHOLDING STRUCTURE
The following table summarises the shareholdings of the top ten shareholders of the Company as at 30 June 2019:

Name of Shareholders	Total Shareholdings as at end of the reporting period	Percentage of shareholding in total issued shares (%)

Huaneng International Power Development Corporation	5,066,662,118	32.28%
HKSCC Nominees Limited*	4,095,465,085	26.09%
China Huaneng Group Co., Ltd.	1,555,124,549	9.91%
Hebei Construction & Investment Group Co., Ltd.	527,548,946	3.36%
China Securities Finance Corporation Limited	492,186,504	3.14%
China Hua Neng Group Hong Kong Limited	472,000,000	3.01%
Jiangsu Provincial Investment & Management Limited Liability	416,500,000	2.65%
Fujian Investment Development (Group) Co., Ltd.	321,814,185	2.05%
Dalian Municipal Construction Investment Company Limited	301,500,000	1.92%
Liaoning Energy Investment (Group) Limited Liability Company	284,204,999	1.81%

Notes:

*	HKSCC Nominees Limited acts as nominee of holders of H shares of the Company and its shareholdings in the Company represent the total number of H shares held by it as nominee of H shareholders.

MATERIAL INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES OF THE COMPANY
As at 30 June 2019, the interests or short positions of persons who were entitled to exercise or control the exercise of 5% or more of the voting power at any of the Company’s general meetings (excluding the Directors, Supervisors and chief executive) in the shares and underlying shares of equity derivatives of the Company as recorded in the register required to be kept under Section 336 of the Securities and Futures Ordinance (Hong Kong Law Cap. 571) (the “SFO”) were as follows:

Name of shareholder	Class of shares	Number of shares held (share)	Capacity	Approximate percentage of shareholding in the Company’s total issued share capital	Approximate percentage of shareholding in the Company’s total issued domestic shares	Approximate Percentage of shareholding in the Company’s total issued H Shares

Huaneng International Power Development Corporation(Note 2)	Domestic shares	5,066,662,118(L)	Beneficial owner	32.27%(L)	46.07%(L)	–

China Huaneng Group Co., Ltd.(Note 3)	Domestic shares	1,626,132,117(L)	Beneficial owner	10.36%(L)	14.79%(L)	–

China Huaneng Group(Note 4)	H Shares	472,000,000(L)	Beneficial owner	3.01%(L)	–	10.04%(L)

Blackrock, Inc.(Note 5)	H Shares	332,456,281(L)	Interest of controlled corporation	2.11%(L)	–	7.07%(L)
		11,858,000(S)	Interest of controlled corporation	0.07%(S)	–	0.25%(S)

Luo Yi 駱奕(Note 6)	H Shares	736,370,000(L)	Interest of controlled corporation	4.69%(L)	–	15.66%(L)
		16,088,000(L)	Interest of spouse	0.10%(L)	–	0.34%(L)

Qiu Guogen 裘國根(Note 6)	H Shares	736,370,000(L)	Interest of controlled corporation	4.69%(L)	–	15.66%(L)
		16,088,000(L)	Interest of spouse	0.10%(L)	–	0.34%(L)

Note:

(1)	The letter “L” denotes a long position. The letter “S” denotes a short position. The letter “P” denotes interest in a lending pool.

(2)	As of the Latest Practicable Date, China Huaneng Group Co., Ltd. holds 75% direct interests and 25% indirect interests in HIPDC.

(3)	Of the 1,626,132,117 domestic shares, China Huaneng Group Co., Ltd. through its controlling subsidiary, China Huaneng Finance Corporation Limited held 71,007,568 domestic shares.

(4)	China Huaneng Group Co., Ltd. held 472,000,000 H shares through its wholly owned subsidiary, China Hua Neng Group Hong Kong Limited.

(5)	Long position of 2,312,000 shares and short position of 38,000 were held through cash settled derivatives (on exchange).

(6)
Long position of 490,980,000 H shares was held by 上海重陽戰略投資有限 公司 Shanghai Chongyang Strategic Investment Co., Ltd., while long position of 211,590,000 H shares was held by 上海重陽投資管理股份有限公司 Shanghai Chongyang Investment Management Co., Ltd., long position of 30,800,000 H shares was held by 重陽集團有限公司 Chongyang Group Co., Ltd. and long position of 3,000,000 H shares was held by 重陽國際資產管理有限公司Chongyang International Asset Management Co., Ltd. Luo Yi is the spouse of Qiu Guogen who is the ultimate beneficial owner of each of Shanghai Chongyang Strategic Investment Co., Ltd., Shanghai Chongyang Investment Management Co., Ltd., Chongyang Group Co., Ltd. and Chongyang Investment Asset Management Co., Ltd..

Save as stated above, as at 30 June 2019, in the register required to be kept under Section 336 of SFO, no other persons were recorded to hold any interests or short positions in the shares or underlying shares of the equity derivatives of the Company.

DIRECTORS’ AND SUPERVISORS’ RIGHT TO PURCHASE SHARES
The Company has adopted a code with the standard not lower than that of the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (“Listing Rules”). Following enquiries made by the Company, all Directors and Supervisors confirmed that they have complied with the Code throughout the first half of 2019.

As at 30 June 2019, none of the directors, chief executive officer or supervisors of the Company had any interest or short position in the shares, underlying shares and/or debentures (as the case may be) of the Company or any of its associated corporations (within the definition of Part XV of the Securities and Futures Ordinance (“SFO”) which was required to be notified to the Company and the Stock Exchange of Hong Kong Limited (“Hong Kong Stock Exchange”) pursuant to Divisions 7 and 8 of Part XV of the SFO (including interest and short position which any such Director, chief executive officer or Supervisor is taken or deemed to have under such provisions of the SFO) or which was required to be entered in the register required to be kept by the Company pursuant to Section 352 of the SFO or which was otherwise required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies as contained in Appendix 10 to the Listing Rules.

PUBLIC FLOAT
As at the date of this report, the Company has maintained the prescribed public float under the Listing Rules and as agreed with the Hong Kong Stock Exchange, based on the information that is publicly available to the Company and within the knowledge of the directors of the Company.

DIVIDENDS
It was resolved by the Board not to distribute dividends for the first half of 2019.

DISCLOSURE OF MATERIAL EVENTS
1.	Resolution regarding the election of the Chairman of the Company
During the 17th meeting of the ninth session of the Board held on 30 January 2019, the resolution regarding the election of the Chairman of the Company was approved unanimously, agreeing to elect Mr. Shu Yinbiao as the Chairman of the ninth session of the Board of the Company.

Due to age reason, Mr. Cao Peixi ceased to act as the Chairman of the Company nor would he take up any director’s responsibilities.

2.	Status on change of senior management of the Company
Due to work changes, Mr. Song Zhiyi, the Vice President of the Company, submitted his resignation report to the board of directors of the Company in the first half of 2019, resigning from the position of the Vice President of the Company.

CORPORATE GOVERNANCE
The Company always places emphasis on corporate governance. After years of experience and practice, the Company has gradually formed a standardised and enhanced governance structure, thereby establishing a sound and effective system that is appropriate to the Company’s own development requirements. The Company persists on maximising the benefits of the Company and its shareholders as a whole, treating all of its shareholders fairly and striving for the long-term, stable and increasing returns for shareholders of the Company.

During the reporting period, the Company has complied with the relevant provisions of Corporate Governance Code and Corporate Governance Report set out in Appendix 14 of the Listing Rules.

(a)	Code of Corporate Governance
In recent years, the Company adopted the following measures in order to strengthen corporate governance and enhance the Company’s operation quality:

(1)	Enhancing and improving corporate governance
In addition to complying with the provisions of the applicable laws, as a public company listed in three markets both domestically and internationally, the Company is subject to the regulations of the securities regulatory authorities of the three listing places and the supervision of investors at-large. Accordingly, our fundamental principles are to adopt a corporate governance structure that balances and coordinates the decision-making powers, supervisory powers and operating powers, to act with honesty and integrity, and to operate in accordance with laws and regulations.

Over the years, the Board has formulated and implemented the Rules and Procedures of the General Meetings; Rules and Procedures of the Board of Directors Meetings; the Rules and Procedures of the Supervisory Committee Meetings; the Detailed Rules on the Work of the General Manager; the Detailed Rules on the Work of the Strategy Committee of the Board of Directors; the Detailed Rules on the Work of the Audit Committee of the Board of Directors; the Detailed Rules on the Work of the Nomination Committee of the Board of Directors; the Detailed Rules on the Work of the Remuneration and Appraisal Committee of the Board of Directors; the System on Work of Independent Directors, the System on Work of Independent Directors on the annual report and the Work Regulations on Annual Report for the Audit Committee, and amended relevant regulations and systems according to the applicable laws and the development needs of the Company.

The Board of Directors of the Company always regards the enhancement of corporate governance and the regulation of the three meetings as its own responsibility, continuously strengthens its own construction, and operates in compliance with laws and regulations, laying a solid foundation for the Company’s sustained and healthy development. In 2019, the Board of Directors of the Company has continuously led the Company to adhere to strategic leadership, enhanced development planning, and accelerated the creation of a world-class listed power generation company with global competitiveness. At the same time, the Company will strictly abide by the “Guidelines for the Governance of Listed Companies”, with the fundamental aim of maximising the interests of shareholders, treat all shareholders fairly, maintain a positive, balanced and stable dividend policy, and manage well the relationship between its long-term development of the Company and the short-term benefits of its investors.

All members of the Board jointly perform the duty of corporate governance. During the reporting period, the Board has included the followings in its scope of duties and authority:

1.	Establishing and reviewing the Company’s corporate governance policies and codes, and making such amendments as it deems necessary to ensure the effectiveness of such policies and codes;

2.	Reviewing and supervising the training and sustained professional development of the Company’s directors and senior management;

3.	Reviewing and supervising the Company’s policies and codes regarding the observance of laws and regulatory requirements;

4.	Formulating, reviewing and supervising the codes of conduct and compliance handbook applicable to directors and employees; and

5.	Reviewing the Company’s status on compliance with the Code on Corporate Governance Practices and the disclosures made in the Corporate Governance Report.

(2)	Enhancing and improving the information disclosure system
The Company stresses on the importance of external information disclosure. The Company has established the Information Disclosure Committee which comprises the secretary to the Board of Directors, the chief accountant, managers of each functional department to be responsible for reviewing the Company’s regular reports. The Company has implemented the system of holding regular information disclosure meetings every Monday chaired by the secretary to the Board of Directors who will report on the Company’s important matters of the week, thereby ensuring the Company’s performance of the relevant information disclosure obligations. The Company has successively formulated and implemented the relevant information disclosure system, and has made timely amendments thereto according to regulatory requirements. The current functioning systems include the Measures on Information Disclosure Management, the Measures on Related Transaction Management, Management Measures on Insiders, the Measures on Investor Relations Management, the Detailed Rules on the Work of the Information Disclosure Committee, Management Measures for Pursuing Responsibility regarding Material Errors in Information Disclosure of Annual Report, etc. The above measures and system ensure the regulated operation of the Company, strengthen the truthfulness, accuracy, completeness and the timely disclosure of information, and at the same time enhance the quality as well as transparency of the information disclosure.

Relevant departments of the Company compiled answers (and subsequent updates) to questions regarding the hot topics of market concerns, and the Company’s production, operation and operating results in a timely manner. The replies shall become the basis of external communication upon the approval of the Company’s management and the authorised representatives of the Information Disclosure Committee. Also, the Company engages professional personnel to conduct specialised training for the staff of the Company who are responsible for information disclosure on an irregular basis in order to continuously enhance their expertise.

(3)	Regulating financial management system, strengthening internal control
In 2019, the Company adheres to its principle of good faith and fair treatment to its shareholders and makes a lot of detailed work in preparing the financial reports and connected practice standard and on aspect of internal controls. The credibility of a listed company, to a large extent, relates to the quality of the preparation of financial statements and a regulated operation of financial activities. In order to regulate its financial management, the Company has completed a large amount of specific and detailed work, including:

1.
In order to strictly implement the accounting rules, accounting standards and accounting systems, to strengthen accounting and accounts supervision, and to truthfully and fairly reflect the financial position, operating results and cash flow, the Company has formulated the Measures on Accounting, the Basic Measures on Construction Accounting, the Measures on Fixed Assets Management, Lists of Fixed Assets and the Measures on Cost Management. The Company’s Board, the Supervisory Committee and the Audit Committee have reviewed the Company’s financial reports on a regular basis and the Company has fulfilled the requirements of making the Chairman, the President and the Chief Accountant responsible for the truthfulness and completeness of the financial reports.

2.
In regard to fund management, the Company has formulated a number of management measures including the Measures on Financial Management, the Measures on the Management of the Income and Expenditure of the Funds, the Measures on the Assessment of Management of Receipt and Payment of Funds, the Measures on the Use and Management of Large Amount by Headquarter of the Company, the Measures on the Management of Bills of Exchange, the Measures on Management of Fund Raising, Rules on the Management of Transactions Involving Financial Derivatives, the Measures on the Management of Provision of Security to Third Parties and the Measures for Regulating Fund Transfers with the Related Parties. The Company’s Articles of Association also set out provisions relating to loans, guarantees and investment. In the annual reports of the Company over the previous years, the Company has engaged certified accountants to conduct auditing on the use of funds by the controlling shareholders and other related parties, and issue specific statements according to the requirements of the China Securities Regulatory Commission (“China Securities Regulatory Commission”) and the Shanghai Stock Exchange (“Shanghai Stock Exchange”) for confirmation that there has not been any violation of rules relating to the use of funds. Moreover, the Company also conducted quarterly checking and clearing with related parties in relation to the operational fund transfers in order to ensure the safety of funds.

3.
The overall objective of internal control of the Company is to promote implementation of the corporate strategy. Specific goals are to maintain lawful operation and management of the Company, asset safety, and truthfulness and completeness of financial reports and related information, thus promoting the overall enhancement of operating efficiency and actual effect.

The Company has formulated a comprehensive system for five types of businesses including development and construction, production and operation, financial assets, integrated management and supervision and evaluation in order to achieve the institutionalisation of management. The Company has comprehensively sort out internal and external risks and various business processes, and completed the “Internal Control Manual”, the fifth version of which in use detailed 23 business processes and organisational structures including income, material procurement, fuel management and fund management, and 19 soft elements including human resources management, anti-fraud and risk management in terms of five areas including environment control, risk assessment, process control, information and communication, and monitoring, thereby comprehensively elaborating the Company’s guiding principles and policies, work procedures and job duties of various posts, regulating the standard procedures of various business processes and realising a streamlined system.

The Company has compiled the “Internal Control Evaluation Handbook” specifying the three-tier internal control evaluation management system, the internal control evaluation mode comprised of routine evaluation and supervision on key area, regulating the internal control evaluation procedures, evaluation methods, defect defining procedures and standards in order to realise standardisation of internal control evaluation. The Company conducts annual assessment on the applicability and effectiveness of the above system and regularly conducts revision and perfection in order to realise dynamic maintenance of the internal control system.

The Company has established 48 items of risks falling into 16 categories involving strategic management, production and operation, legal affairs, financial management, use of capital, safety protection, energy conservation and environment protection, fundamental construction and compliance observation, and has divided risk management at all levels of business departments. For the purpose of risk identification, the “Internal Control Manual” stipulates the corresponding control measures and defines key control points. Through the implementation of the “one post for one item system” at each control point, the control responsibility is divided to every post at various levels so that internal control and job responsibilities are combined and all members of staff can participate in the construction of internal control. The Company has implemented the internal control routine evaluation mechanism, set up the post of internal control evaluators in each department and subordinate unit respectively, conducted monthly internal control evaluation, and established a three-tier evaluation quality supervision mechanism respectively at the three levels of the Company, regional offices and basic level units by way of the internal control management system in order to conduct real-time tracking of the implementation of internal control. During the first half of the year, the Company has successfully completed a six-month internal control routine evaluation, and launched key inspection on high-risk units after combining the risk assessment results thus effectively protecting and promoting the sustained and healthy development of the businesses of the Company and realising the stable operation of the internal control system. The Company has combined the new requirements and new changes in business and management and constantly advanced experience and common issues, and launched comprehensive and multi-level internal control training each year, and widely publicised internal control concepts and knowledge, thus continuously optimising the internal control environment.

The internal control and management departments, internal audit department and external auditors regularly report the internal control work situation to the Audit Committee of the Board of Directors respectively, thus ensuring the continued and effective operation of the internal control system. The Company constantly improves the internal control review system, formulated the “Internal Control Review and Evaluation Management Regulations”, regularly conducts internal control target reviews and comprehensive evaluations, circulating notices within the Company after combining the assessment results, thus realising the review results in a timely manner, effectively guiding the units at all levels to focus on the quality of internal control work and practically realising of the deep level objective of management enhanced by internal control.

Upon full assessment, the management of the Company is of the opinion that the internal control system of the Company is sound and effective.

(b)	Securities transactions by Directors
As the Company is listed in three jurisdictions, the Company has strictly complied with the relevant restrictive clauses on securities transactions by directors imposed by the regulatory authorities of the US, Hong Kong and China and we insist on the principle of complying with the strictest clause, that is, abiding by the strictest clause among three jurisdictions. We have adopted a set of standards not less exacting than the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 to the Listing Rules as the model code for securities dealings by directors of the Company, namely, Management Rules regarding the Company’s Securities Information and Trading. The Company has also formulated and implemented the Management Rules in respect of the Shares of the Company held by the Directors, Supervisors and Senior Management of Huaneng Power International, Inc. The model codes for the trading of securities by the Company’s directors include: trading the Company’s shares strictly in accordance with the Companies Law and relevant regulations, prohibiting those who are in possession of securities transaction inside information using inside information in securities trading; and setting out detailed rules for those who are in possession of inside information. Following a specific enquiry on all the directors and senior management of the Company, all the directors and senior management currently do not hold any shares of the Company and there is no material contract in which the directors and senior management directly or indirectly have material interests.

(c)	Board of Directors
The Board of Directors of the Company comprises of 12 members. Of the members of the ninth session of the board of directors, Mr. Shu Yinbiao as the Chairman; Mr. Wang Yongxiang, Mr. Huang Jian, Mr. Mi Dabin, Mr. Guo Hongbo, Mr. Cheng Heng and Mr. Lin Chong as the Non-executive Directors; and Mr. Yue Heng, Mr. Xu Mengzhou, Mr. Liu Jizhen, Mr. Xu Haifeng and Mr. Zhang Xianzhi as the Independent Non-executive Directors.

The Board of Directors of the Company has held three meetings during the reporting period including regular meetings and ad hoc meetings. For details, please see the relevant announcements.

Details of the attendance of directors at the board meetings are as follows:

Name	Number of meetings to be attended	Number of meetings attended in person	Number of meetings attended by proxy	Rate of Attendance (%)

Executive Director
Shu Yinbiao	3	2	1	66.67% (Attendance by proxy rate of 33.33%)

Non-executive Directors
Huang Jian	3	3	0	100%
Wang Yongxiang	3	2	1	66.67% (Attendance by proxy rate of 33.33%)
Mi Dabin	3	2	1	66.67% (Attendance by proxy rate of 33.33%)
Guo Hongbo	3	1	2	33.33% (Attendance by proxy rate of 66.67%)
Cheng Heng	3	3	0	100%
Lin Chong	3	2	1	66.67% (Attendance by proxy rate of 33.33%)

Independent non-executive Directors
Yue Heng	3	2	1	66.67% (Attendance by proxy rate of 33.33%)
Xu Mengzhou	3	3	0	100%
Liu Jizhen	3	1	2	33.33% (Attendance by proxy rate of 66.67%)
Xu Haifeng	3	3	0	100%
Zhang Xianzhi	3	2	1	66.67% (Attendance by proxy rate of 33.33%)

Directors who had resigned
Cao Peixi	1	1	0	100%

As stated in the previous Corporate Governance Reports, the Company’s Articles of Association set out in detail the duties and operational procedures of the Board (please refer to the Company’s Articles of Association for details). The Board of the Company holds regular meetings to hear the reports on the Company’s operating results and makes timely decisions. Material decisions on operation shall be discussed and approved by the Board. Ad hoc meetings may be held if necessary. Board meetings include regular meetings and ad hoc meetings. Regular meetings of the Board include: annual meetings, first quarterly meetings, half-yearly meetings and third quarterly meetings.

All arrangements for regular meetings have been notified to all directors at least 14 days prior to the meeting and the Company has ensured that each director thoroughly understood the agenda of the meeting and fully expressed his/her opinions, while all Independent Non-executive Directors expressed their independent directors’ opinions on their respective duties. Minutes have been taken for all the meetings and filed at the Office of the Board.

Moreover, the Independent Non-executive Directors have submitted their independent non-executive director confirmation letters of 2018 according to the requirements of the Listing Rules.

The Directors considered that they have complied with the laws and regulations, and provisions of the Articles of Association, and have actively performed the duties faithfully and diligently. Apart from regular and ad hoc meetings, the Directors obtained information through the Chairman Office in a timely manner in order to monitor the objectives and strategies of the management, the Company’s financial position and operating results and signing and performance of material agreements. The Directors reviewed the reports, data etc. of the Company regularly to understand the situation on production operation of the Company. Through on-site investigation, the independent non-executive Directors provided practical resolutions to the Company. All specialised committees under the Board actively carried out works and provided recommendations and policies which formed the basis of accurate policies for the Board.

During the period when the Board was not in session, the Chairman discharged part of the duties of the Board, including but not limited to (1) to examine and approve the proposals in respect of establishing or cancelling development and construction projects; (2) to examine and approve proposals of the in relation to the appointment, removal and transfer of managers of various departments of the Company and managers of external branches; (3) to examine and approve plans on the use of significant funds; (4) to examine and approve proposals on the establishment or cancellation of branch companies or branch organs; and (5) to examine and approve other major issues.

The Board has summarised the implementation and execution of work during the reporting period taking into consideration of opinions of the Supervisory Committee and the Senior Management of the Company. The Board is of the opinion that it has effectively fulfilled its duties to safeguard the interests of the Company and its shareholders.

Directors who attended the 2019 first extraordinary general meeting of the Company were Mr. Huang Jian (Non-executive Director) and Mr. Zhang Xianzhi (Independent non-executive Director and Chairman of the Remuneration and Appraisal Committee); Directors who attended the annual general meeting for 2018 of the Company were Mr. Huang Jian (Non-executive Director), Mr. Xu Mengzhou (Independent non-executive Director) and Mr. Zhang Xianzhi (Independent non-executive Director and Chairman of the Remuneration and Appraisal Committee).

(d)	Chairman and President
The Company shall have a Chairman and a President who shall perform their duties respectively and separately according to the Articles of Association. During the reporting period, due to age reason, Mr. Cao Peixi resigned from the position as the Chairman of the Board of the Company. The Board resolved to appoint Mr. Shu Yinbiao to be the Chairman of the ninth session of the Board. The President of the Company is Mr. Zhao Keyu.

The division of duties of the Board and the senior management remained the same as disclosed in the previous Corporate Governance Reports.

(e)	Non-executive Directors
According to the Articles of Association, the term of office of each member of the Board of the Company shall not exceed three years (inclusive) and the members may be eligible for re-election. However, the term of office of Independent Non-executive Directors shall not exceed six years (inclusive) according to the relevant regulations of the China Securities Regulatory Commission.

The respective terms of office of the Non-executive Directors are as follows:

Name of Non-executive Directors	Term of office

Huang Jian	13 June 2017-2020
Wang Yongxiang	13 June 2017-2020
Mi Dabin	13 June 2017-2020
Guo Hongbo	13 June 2017-2020
Cheng Heng	13 June 2017-2020
Lin Chong	13 June 2017-2020

(f)	Directors’ Remuneration
According to the relevant PRC laws and the Articles of Association, the Board has established the Remuneration and Appraisal Committee which operates in accordance with the Detailed Rules on the Work of the Remuneration and Appraisal Committee and is mainly responsible for studying the appraisal standards of the directors and senior management personnel of the Company, conducting appraisals and making proposals; responsible for studying and examining the remuneration policies and proposals of the directors and senior management personnel of the Company. The Remuneration and Appraisal Committee will review and submit annual total wages to the board of directors annually. Each of the Executive Directors has signed a director’s service contract in accordance with the requirement of the Hong Kong Stock Exchange.

Members of the ninth session of the Remuneration and Appraisal Committee are Mr. Zhang Xianzhi, Mr. Guo Hongbo, Mr. Cheng Heng, Mr. Yue Heng, Mr. Liu Jizhen and Mr. Xu Haifeng, among whom Mr. Yue Heng, Mr. Liu Jizhen, Mr. Xu Haifeng and Mr. Zhang Xianzhi are Independent Non-executive Directors and Mr. Zhang Xianzhi is the chairman of the committee.

The Remuneration and Appraisal Committee under the Board operates in accordance with the Detailed Rules on the Work of the Remuneration and Appraisal Committee. The Remuneration and Appraisal Committee convened the first meeting in 2019 on 18 March 2019, at which the Report of Total Wage Expenses was reviewed and the Company’s arrangement for the total wage in 2019 was approved. In the second half of 2019, the Remuneration and Appraisal Committee will carry out the work according to the actual situation and the above Detailed Rules at appropriate time.

During the reporting period, the attendance of meetings of the Remuneration and Appraisal Committee of the Company’s Board was as follows:

Name of meeting	Date of meeting	Members who attended the meeting in person	Members who attended the meeting by proxy

First meeting of the Remuneration and Appraisal Committee of the Ninth Session of the Board in 2019	18 March 2019	Zhang Xianzhi, Guo Hongbo, Cheng Heng, Yue Heng, Liu Jizhen and Xu Haifeng	–

(g)	Nomination of Directors
According to the relevant PRC laws and the relevant provisions of the Articles of Association, the Board has established the Nomination Committee. Governed by the Detailed Rules on the Works of the Nomination Committee, the Committee is mainly responsible for studying the selection standards and procedures for candidates for directors and senior management personnel of the Company according to the directors’ qualifications requirements under the Companies Law and Securities Law and the needs of the operational management of the Company, and making proposals thereon to the Board; searching for qualified candidates for directors and suitable persons for senior management personnel on a wide basis; and examining the candidates for directors and suitable persons for senior management personnel and making proposals thereon. Currently, the nomination of the candidates for directors of the Company is mainly made by shareholders. The nominations, after examination of the relevant qualification by the Nomination Committee, will be submitted to the Board of Directors. The President of the Company was appointed by the Board and the candidates for the Vice President and management were nominated by the President. Such nominations, after examination of the relevant qualification by the Nomination Committee, will be submitted to the Board of Directors.

Members of the ninth session of the Nomination Committee are Mr. Liu Jizhen, Mr. Mi Dabin, Mr. Lin Chong, Mr. Yue Heng, Mr. Xu Mengzhou and Mr. Zhang Xianzhi, among whom Mr. Liu Jizhen, Mr. Yue Heng, Mr. Zhang Xianzhi and Mr. Xu Mengzhou are Independent Non-executive Directors and Mr. Liu Jizhen is the chairman of the committee.

(h)	Appointment of Auditors
Ernst & Young and Ernst & Young Hua Ming LLP are appointed as the Company’s international and domestic auditors for 2019.

(i)	Audit Committee
According to the requirements of the regulatory authorities of the jurisdictions where the Company is listed and the relevant provisions of the Articles of Association, the Board has established the Audit Committee. Governed by the Detailed Rules on the work of the Audit Committee, the Audit Committee is mainly responsible for assisting the Board in the supervision of:

(1)	the accuracy of the Company’s financial statements;

(2)	the Company’s compliance with laws and regulations;

(3)	the qualification and independence of the Company’s independent auditors;

(4)	the performance of the Company’s independent auditors and internal auditing departments of the Company; and

(5)	the control and management of the related party transactions of the Company.

The Company convenes four regular meetings of the Audit Committee of the Board of Directors each year, at least two of which will be conducted with the Company’s external auditors to listen to reports on audit planning, work arrangement and audit works generally. The Board has formulated the Management Rules on Whistler Blowing through telephone or emails, and, pursuant to which the Audit Committee will be responsible for the management.

Members of the Audit Committee comprises of five directors. Members of the Audit Committee of the ninth session are, namely, Mr. Yue Heng, Mr. Xu Mengzhou, Mr. Liu Jizhen, Mr. Xu Haifeng, Mr. Zhang Xianzhi, among whom Mr. Yue Heng is the chairman of the committee.

During the reporting period, the Audit Committee has held four meetings. As per Audit Committee’s duties, the Audit Committee has communicated separately and respectively with the Company’s counsels, external auditors, management and the relevant functional departments of the Company. With the understandings on the applicable laws and regulations of those jurisdictions in which the shares of the Company are listed, the anti-fraud position in the Company, the recruitment of staff, the implementation and execution of internal control mechanisms, the audit work carried out by external auditors and the responsible officers of the audit department, the Audit Committee has rendered their views and suggestions.

During the reporting period, the attendance of meetings of members of the Audit Committee was as follows:

Name of meeting	Date of meeting	Members who attended the meeting in person	Members who attended the meeting by proxy

First meeting of the Audit Committee of the Ninth Session of the Board in 2019	28 February 2019	Yue Heng, Xu Mengzhou, Liu Jizhen, Xu Haifeng, Zhang Xianzhi	–

Second meeting of the Audit Committee of the Ninth Session of the Board in 2019	18 March 2019	Yue Heng, Xu Mengzhou, Xu Haifeng, Zhang Xianzhi	Liu Jizhen

Third meeting of the Audit Committee of the Ninth Session of the Board in 2019	24 April 2019	Yue Heng, Xu Mengzhou, Liu Jizhen, Xu Haifeng, Zhang Xianzhi	–

Fourth meeting of the Audit Committee of the Ninth Session of the Board in 2019	25 June 2019	Yue Heng, Xu Mengzhou, Liu Jizhen, Xu Haifeng, Zhang Xianzhi	–

(j)	Responsibility statement by the Directors in relation to the financial statements
The Directors of the Company confirm that they shall assume the relevant responsibility in relation to the preparation of the financial statements of the Company, ensure that the preparation of the financial statements of the Company complies with the relevant laws and regulations and the applicable accounting standards and also warrant that the financial statements of the Company will be published in a timely manner.

(k)	Shares held by senior management
None of the senior management of the Company holds shares of the Company.

(l)	Strategy Committee
For compliance with the relevant requirements of the regulations in the jurisdictions where the shares of the Company are listed as well as the Articles of Association of the Company, the Board has established a Strategy Committee. Governed by the Detailed Rules on the Work of the Strategy Committee, the Strategy Committee is primarily responsible for:

(1)	reviewing and advising on the Company’s long-term strategic development plan;

(2)	reviewing and advising on the major fund raising proposals that need to be approved by the Board;

(3)	reviewing and advising on the major production and operating projects that need to be approved by the Board;

(4)	studying and advising on the matters that would significantly affect the development of the Company;

(5)	examining the implementation of the above-mentioned matters;

(6)	comprehensive risk management of the Company to improve the Company’s overall risk resistance; and

(7)	other matters as requested by the Board of Directors.

The ninth session of the Strategy Committee comprises of four directors, namely, Mr. Huang Jian, Mr. Wang Yongxiang, Mr. Liu Jizhen, Mr. Xu Haifeng, of whom Mr. Liu Jizhen and Mr. Xu Haifeng are Independent Non-executive Directors. Mr. Shu Yinbiao (Chairman) is the ad hoc chairman of the Strategy Committee.

On 20 May 2019, the Strategy Committee considered and approved the Enterprise Comprehensive Risk Management Report of Huaneng Power International, Inc. in 2019, and submitted the report to the Audit Committee of the Board of the Company on 30 July 2019 for review.

The risk management work of the Company has been conducted in an orderly manner, which effectively controlled each risk and successively strengthened and enhanced the Company’s internal controls and risk management system.

During the reporting period, the attendance of meetings of the Strategy Committee was as follows:

Name of meeting	Date of meeting	Members who attended the meeting in person	Members who attended the meeting by proxy

First meeting of the Strategy Committee of the Ninth Session of the Board in 2019	20 May 2019	Shu Yinbiao, Huang Jian, Wang Yongxiang, Liu Jizhen, Xu Haifeng	–

(m)	Directors’ and senior management’s training
The Company organises its Directors and Supervisors to attend the trainings provided by regulatory authorities every year. During the reporting period, the directors and supervisors of the Company attended training of directors and supervisors according to regulatory requirements. The secretary to the Board attended the 49th session enhanced professional development seminar for joint members provided by The Hong Kong Institute of Chartered Secretaries.

The Company conducts introduction by lawyers in places where the Company’s shares are listed specifically to all Independent Non-executive Directors of the Audit Committee of the Company twice a year with respect to the updated regulatory laws, the application of relevant systems to the Company and the Company’s performance of the rules and regulations in places where the Company’s shares are listed.

The Company attaches importance to the training and continuing development of senior management. The Company organises members of senior management to participate the training courses provided by relevant State authorities, industrial managing authorities and industrial associations.

REVIEW BY THE AUDIT COMMITTEE
The interim results of 2019 have been reviewed by the Audit Committee of the Company.

LEGAL PROCEEDINGS
As at 30 June 2019, the Company and its subsidiaries were not involved in any material litigation or arbitration and no material litigation or claim of material importance was pending or threatened against or by the Company as far as the Company is aware.

DOCUMENTS FOR INSPECTION
The Company will also file the interim report in Form 6-K with the US Securities and Exchange Commission. Copies of the interim report for 2019 will be available at the following addresses and websites:

PRC	Huaneng Power International, Inc.
Huaneng Building
6 Fuxingmennei Street
Xicheng District
Beijing
The People’s Republic of China

Telephone Number: (8610) 6322 6999
Fax Number: (8610) 6322 6888
Website: http://www.hpi.com.cn

Hong Kong	Wonderful Sky Financial Group Limited
9th Floor, Central Plaza,
99 Queen’s Road Central,
Hong Kong

Tel: (852) 2851 1038
Fax: (852) 2851 1352

Websites of the Company	http://www.hpi.com.cn;
http://www.hpi-ir.com.hk

By Order of the Board
Huaneng Power International, Inc.
Shu Yinbiao
Chairman

As at the date of this report, the directors of the Company are:

Shu Yinbiao (Executive Director)	Yue Heng (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Mengzhou (Independent Non-executive Director)
Wang Yongxiang (Non-executive Director)	Liu Jizhen (Independent Non-executive Director)
Mi Dabin (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Guo Hongbo (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Cheng Heng (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC
31 July 2019

CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION (UNAUDITED)
AS AT 30 JUNE 2019
(Amounts expressed in thousands of RMB)

	Notes	As at 30 June 2019	As at 31 December 2018
			(Note)
ASSETS
Non-current assets
Property, plant and equipment	5	277,459,417	282,061,272
Right-of-use assets		13,484,943	–
Investments in associates and joint ventures		20,523,892	19,553,964
Investment property		686,293	232,554
Other equity instrument investments		2,248,490	2,083,419
Land use rights	6	–	11,450,034
Power generation licenses		4,074,561	4,014,972
Mining rights		1,403,146	1,511,186
Deferred income tax assets	19	2,387,914	2,282,585
Derivative financial assets		23,810	5,970
Goodwill	8	15,732,935	15,572,227
Other non-current assets	9	19,322,563	19,336,059

Total non-current assets		357,347,964	358,104,242
Current assets
Inventories		10,270,284	9,543,691
Other receivables and assets	10	7,343,763	6,455,911
Accounts receivables	11	28,061,785	29,278,938
Contract assets		8,330	11,058
Derivative financial assets		86,291	28,735
Bank balances and cash	24	13,721,543	15,832,788
Assets held for sale		654,367	647,948

Total current assets		60,146,363	61,799,069

Total assets		417,494,327	419,903,311

The notes on pages 44 to 89 are an integral part of this unaudited condensed consolidated interim financial information.

	Notes	As at 30 June 2019	As at 31 December 2018
			(Note)
EQUITY AND LIABILITIES
Capital and reserves attributable to equity holders of the Company
Share capital		15,698,093	15,698,093
Other equity instruments		9,999,950	10,077,396
Capital surplus		27,175,894	26,194,931
Surplus reserves		8,140,030	8,140,030
Currency translation differences		(323,413)	(340,337)
Retained earnings		36,265,139	34,665,305

		96,955,693	94,435,418

Non-controlling interests		22,144,987	21,686,252

Total equity		119,100,680	116,121,670
Non-current liabilities
Long-term loans	13	112,301,690	129,548,161
Long-term bonds	14	28,285,131	25,984,663
Lease liabilities		1,641,744	–
Deferred income tax liabilities	19	4,075,432	3,866,159
Derivative financial liabilities		106,727	231,308
Other non-current liabilities	15	4,632,287	5,945,136

Total non-current liabilities		151,043,011	165,575,427

Current liabilities
Accounts payable and other liabilities	16	32,433,232	35,138,680
Contract liabilities		522,873	1,976,647
Taxes payable		1,132,416	1,474,437
Dividends payable		1,749,788	1,267,833
Derivative financial liabilities		104,656	313,984
Short-term bonds	17	12,040,547	11,541,454
Short-term loans	18	76,380,002	61,038,772
Current portion of long-term loans		18,210,136	20,620,849
Current portion of long-term bonds		3,998,929	3,993,479
Current portion of lease liabilities		374,034	–
Current portion of other non-current liabilities		189,152	475,646
Liabilities held for sale		214,871	364,433

Total current liabilities		147,350,636	138,206,214

Total liabilities		298,393,647	303,781,641

Total equity and liabilities		417,494,327	419,903,311

Note:	The Group initially applied IFRS 16 as at 1 January 2019. Under the transition method chosen, comparative information was not restated. See note 3.

The notes on pages 44 to 89 are an integral part of this unaudited condensed consolidated interim financial information.

CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME (UNAUDITED)
FOR THE SIX MONTHS ENDED 30 JUNE 2019
(Amounts expressed in thousands of RMB, except per share data)

		For the six months ended 30 June
	Notes	2019	2018
			(Note)
Operating revenue	4	83,603,381	82,404,919
Tax and levies on operations		(923,939)	(876,085)

Operating expenses
Fuel		(47,318,459)	(51,599,895)
Maintenance		(1,695,274)	(1,721,161)
Depreciation		(10,692,055)	(10,123,301)
Labor		(4,929,079)	(4,499,789)
Service fees on transmission and transformer facilities of HIPDC		(47,947)	(48,360)
Purchase of electricity		(2,333,351)	(2,197,348)
Others		(5,186,827)	(3,627,746)

Total operating expenses		(72,202,992)	(73,817,600)

Profit from operations		10,476,450	7,711,234

Interest income		120,404	107,974

Financial expenses, net
Interest expense		(5,498,587)	(5,138,907)
Exchange loss and bank charges, net		(124,230)	(68,294)

Total financial expenses, net		(5,622,817)	(5,207,201)

Share of profits and losses of associates and joint ventures		739,458	385,030
Gain/(Loss) on fair value changes of financial assets/liabilities		17,610	(1,488)
Other investment income		10,784	11,010

Profit before income tax expense		5,741,889	3,006,559

Income tax expense	22	(1,346,516)	(744,586)

Net profit		4,395,373	2,261,973

The notes on pages 44 to 89 are an integral part of this unaudited condensed consolidated interim financial information.

		For the six months ended 30 June
	Notes	2019	2018
			(Note)
PROFIT FOR THE PERIOD		4,395,373	2,261,973

Other comprehensive income/(loss), net of tax

Items that will not be reclassified to profit or loss:
Share of other comprehensive income/(loss) of investees accounted for under the equity method		535,607	(46,047)
Fair value changes of other equity instrument investments		123,804	(538)

Items that may be reclassified subsequently to profit or loss:
Share of other comprehensive income/(loss) of investees accounted for under the equity method		229	(147,194)
Effective portion of cash flow hedges		325,171	225,362
Exchange differences on translation of foreign operations		(225,479)	(213,473)

Other comprehensive income/(loss), net of tax		759,332	(181,890)

Total comprehensive income		5,154,705	2,080,083

Net profit attributable to:
– Equity holders of the Company		3,441,565	1,731,372
– Non-controlling interests		953,808	530,601

Total comprehensive income attributable to:
– Equity holders of the Company		4,439,452	1,569,157
– Non-controlling interests		715,253	510,926

Earnings per share attributable to the ordinary shareholders of the Company (expressed in RMB per share)
– Basic and diluted	23	0.20	0.11

Note:	The Group initially applied IFRS 16 as at 1 January 2019. Under the transition method chosen, comparative information was not restated. See note 3.

The notes on pages 44 to 89 are an integral part of this unaudited condensed consolidated interim financial information.

CONDENSED CONSOLIDATED INTERIM STATEMENT OF
CHANGES IN EQUITY (UNAUDITED)
FOR THE SIX MONTHS ENDED 30 JUNE 2019
(Amounts expressed in thousands of RMB)

	Attributable to equity holders of the Company
			Capital surplus
	Share capital	Perpetual corporate bonds	Share premium	Hedging reserve	Fair value Reserve (non- recycling)	Other reserve in other comprehensive income	Other capital reserve	Subtotal	Surplus reserve	Currency translation differences	Retained earnings	Total	Non- controlling interests	Total equity
Adjusted balance as at 1 January 2018 (audited)	15,200,383	5,068,550	22,250,503	38,769	944,603	138,857	1,111,614	24,484,346	8,140,030	(675,054)	35,793,257	88,011,512	19,973,038	107,984,550

Profit for the six months ended 30 June 2018	–	126,700	–	–	–	–	–	–	–	–	1,604,672	1,731,372	530,601	2,261,973
Other comprehensive (loss)/income:
Fair value changes of other equity instrument investments, net of tax	–	–	–	–	(522)	–	–	(522)	–	–	–	(522)	(16)	(538)
Share of other comprehensive income of investees accounted for under the equity method, net of tax	–	–	–	–	(46,047)	(147,194)	–	(193,241)	–	–	–	(193,241)	–	(193,241)
Effective portion of cash flow hedges, net of tax	–	–	–	225,362	–	–	–	225,362	–	–	–	225,362	–	225,362
Exchange differences on translation of foreign operations	–	–	–	–	–	–	–	–	–	(193,814)	–	(193,814)	(19,659)	(213,473)

Total comprehensive income/(loss) for the six months ended 30 June 2018	–	126,700	–	225,362	(46,569)	(147,194)	–	31,599	–	(193,814)	1,604,672	1,569,157	510,926	2,080,083

Cumulative distribution of perpetual corporate bonds	–	(195,300)	–	–	–	–	–	–	–	–	–	(195,300)	–	(195,300)
Dividends relating to 2017	–	–	–	–	–	–	–	–	–	–	(1,520,038)	(1,520,038)	(115,439)	(1,635,477)
Capital injections from non-controlling interests of subsidiaries	–	–	–	–	–	–	–	–	–	–	–	–	600,769	600,769
Share of other capital reserve change of investees accounted for under the equity method	–	–	–	–	–	–	(80,543)	(80,543)	–	–	–	(80,543)	–	(80,543)

Balance as at 30 June 2018	15,200,383	4,999,950	22,250,503	264,131	898,034	(8,337)	1,031,071	24,435,402	8,140,030	(868,868)	35,877,891	87,784,788	20,969,294	108,754,082

The notes on pages 44 to 89 are an integral part of this unaudited condensed consolidated interim financial information.

	Attributable to equity holders of the Company
			Capital surplus
	Share capital	Perpetual corporate bonds	Share premium	Hedging reserve	Fair value Reserve (non- recycling)	Other reserve in other comprehensive income	Other capital reserve	Subtotal	Surplus reserve	Currency translation differences	Retained earnings	Total	Non- controlling interests	Total equity
Balance as at 31 December 2018	15,698,093	10,077,396	24,770,682	(430,896)	926,804	(102,730)	1,031,071	26,194,931	8,140,030	(340,337)	34,665,305	94,435,418	21,686,252	116,121,670

Profit for the six months ended 30 June 2019	–	272,254	–	–	–	–	–	–	–	–	3,169,311	3,441,565	953,808	4,395,373
Other comprehensive income/(loss):
Fair value changes of other equity instrument investments, net of tax	–	–	–	–	123,782	–	–	123,782	–	–	–	123,782	22	123,804
Share of other comprehensive income of investees accounted for under the equity method, net of tax	–	–	–	–	535,607	229	–	535,836	–	–	–	535,836	–	535,836
Effective portion of cash flow hedges, net of tax	–	–	–	321,345	–	–	–	321,345	–	–	–	321,345	3,826	325,171
Exchange differences on translation of foreign operations	–	–	–	–	–	–	–	–	–	16,924	–	16,924	(242,403)	(225,479)

Total comprehensive income for the six months ended 30 June 2019	–	272,254	–	321,345	659,389	229	–	980,963	–	16,924	3,169,311	4,439,452	715,253	5,154,705

Distribution of perpetual corporate bonds (Note 12)	–	(349,700)	–	–	–	–	–	–	–	–	–	(349,700)	–	(349,700)
Dividends relating to 2018 (Note 12)	–	–	–	–	–	–	–	–	–	–	(1,569,809)	(1,569,809)	(392,123)	(1,961,932)
Capital injections from non-controlling interests of subsidiaries	–	–	–	–	–	–	–	–	–	–	–	–	135,578	135,578
Others	–	–	–	–	–	–	–	–	–	–	332	332	27	359

Balance as at 30 June 2019	15,698,093	9,999,950	24,770,682	(109,551)	1,586,193	(102,501)	1,031,071	27,175,894	8,140,030	(323,413)	36,265,139	96,955,693	22,144,987	119,100,680

The notes on pages 44 to 89 are an integral part of this unaudited condensed consolidated interim financial information.

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS (UNAUDITED)
FOR THE SIX MONTHS ENDED 30 JUNE 2019
(Amounts expressed in thousands of RMB)

		For the six months ended 30 June
	Notes	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES

Cash generated from operations		22,617,102	20,314,698
Tax paid		(5,878,507)	(5,199,168)

Net cash provided by operating activities		16,738,595	15,115,530

CASH FLOWS FROM INVESTING ACTIVITIES

Payment for the purchase of property, plant and equipment and other non-current assets		(11,148,071)	(6,879,513)
Other cash flows arising from investing activities		1,146,386	775,390

Net cash used in investing activities		(10,001,685)	(6,104,123)

CASH FLOWS FROM FINANCING ACTIVITIES

Issuance of bonds		15,300,000	30,999,985
Proceeds from loans		65,018,076	62,076,368
Repayments of bonds and loans		(82,185,937)	(88,619,645)
Interest paid		(5,422,142)	(5,138,661)
Principle portion of lease payments/finance lease rental payments		(274,966)	–
Dividends paid to shareholders of the Company		(1,099,771)	(1,085,658)
Other cash flow arising from financing activities		(488,325)	(326,902)

Net cash used in financing activities		(9,153,065)	(2,094,513)

Effect of exchange rate fluctuations on cash held		(45,678)	(9,873)

Net (decrease)/increase in cash and cash equivalents		(2,461,833)	6,907,021

Cash and cash equivalents as at beginning of the period		15,417,682	9,282,390

Cash and cash equivalents as at end of the period	24	12,955,849	16,189,411

The notes on pages 44 to 89 are an integral part of this unaudited condensed consolidated interim financial information.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION
FOR THE SIX MONTHS ENDED 30 JUNE 2019
(Amounts expressed in thousands of RMB unless otherwise stated)

1.	COMPANY ORGANIZATION AND PRINCIPAL ACTIVITIES
Huaneng Power International, Inc. (the “Company”) was incorporated in the People’s Republic of China (the “PRC”) as a Sino-foreign joint stock limited company on 30 June 1994. The registered address of the Company is Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the PRC. The Company and its subsidiaries (collectively, the “Group”) are principally engaged in the generation and sale of electric power to the respective regional or provincial grid companies in the PRC and in the Republic of Singapore (“Singapore”) and Islamic Republic of Pakistan (“Pakistan”). The Company conducts its business in Singapore through SinoSing Power Pte. Ltd. (“SinoSing Power”) and its subsidiaries and in Pakistan through Huaneng Shandong Ruyi (Hong Kong) Energy Co.,Ltd (“Hong Kong Energy”).

The directors consider Huaneng International Power Development Corporation (“HIPDC”) and China Huaneng Group Co., Ltd. (“Huaneng Group”) as the parent company and ultimate parent company of the Company, respectively. Both HIPDC and Huaneng Group are incorporated in the PRC. HIPDC does not produce financial statements available for public use.

2.	BASIS OF PREPARATION
This unaudited condensed consolidated interim financial information (“interim financial information”) for the six months ended 30 June 2019 has been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, including compliance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting”. This interim financial information should be read in conjunction with the annual financial statements for the year ended 31 December 2018, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (the “IASB”). This interim financial information was approved for issuance on 29 July 2019.

The accounting policies adopted in preparation of the interim condensed consolidated financial information are consistent with those applied in the preparation of the Group’s annual consolidated financial statements for the year ended 31 December 2018, except for the adoption of the new and revised International Financial Reporting Standards (“IFRSs”) effective as of 1 January 2019. Details of any changes in accounting policies are set out in note 3.

The preparation of an interim financial information in conformity with IAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates.

This interim financial information contains condensed consolidated financial statements and selected explanatory notes. The notes include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the 2018 annual financial statements. The condensed consolidated interim financial statements and notes thereon do not include all the information required for a full set of financial statements prepared in accordance with IFRSs.

2.	BASIS OF PREPARATION (CONT’D)
The financial information relating to the financial year ended 31 December 2018 that is included in the interim financial information as comparative information does not constitute the Company’s annual consolidated financial statements for that financial year but is derived from those financial statements. The annual consolidated financial statements for the year ended 31 December 2018 are available from the Company’s registered office. The auditor has expressed an unqualified opinion on those financial statements in their report date 19 March 2019.

As at and for the six months ended 30 June 2019, a portion of the Group’ funding requirements for capital expenditures was partially satisfied by short-term financing. Consequently, as at 30 June 2019, the Group has net current liabilities of approximately Renminbi Yuan (“RMB”) 87,204 million. Taking into consideration of the expected operating cash flows of the Group and the undrawn available banking facilities of approximately RMB137,600 million as at 30 June 2019, the Group expects to refinance certain of its short-term loans and bonds and also considers alternative sources of financing, where applicable and when needed. Therefore, the directors of the Company are of the opinion that the Group will be able to meet its liabilities as they fall due within the next twelve months and accordingly, the interim financial information is prepared on a going concern basis.

3.	PRINCIPAL ACCOUNTING POLICIES
(a)	Overview
The accounting policies adopted in the preparation of the condensed consolidated interim financial statements are consistent with those applied in preparation of the Group’s annual consolidated financial statements for the year ended 31 December 2018, except for the adoption of new and revised IFRSs effective as of 1 January 2019. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

The Group adopted IFRS 16 using the modified retrospective method of adoption with the date of initial application of 1 January 2019. Details of the changes in accounting policies are discussed in note 3(b) for IFRS 16.

Several other amendments and interpretation listed below apply for the first time in 2019, but they do not have any significant impact on the condensed consolidated interim financial statements of the Group:

•	Amendments to IAS 28 Long-term Interest in Associates and Joint Ventures

•	IFRIC interpretation 23 Uncertainty over Income Tax Treatments

•	Amendments to IFRS 9 Prepayment Features with Negative Compensation

•	Amendments to IAS 19 Plan Amendment, Curtailment or Settlement

3.	PRINCIPAL ACCOUNTING POLICIES (CONT’D)
(a)	Overview (Cont’d)
Annual IFRS Improvements:

•	IFRS 3 Business Combinations-Previously held interest in a joint operation

•	IFRS 11 Joint Arrangements-Previously held interest in a joint operation

•	IAS 12 Income Tax-Income tax consequences of payments on financial instruments classified as equity

•	IAS 23 Borrowing Costs-Borrowing costs eligible for capitalisation

(b)	IFRS 16 Leases
IFRS 16 supersedes IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model. Lessor accounting under IFRS 16 is substantially unchanged from IAS 17. Lessors will continue to classify leases as either operating or finance leases using similar principles as in IAS 17. Therefore, IFRS 16 did not have any significant impact for leases where the Group is the lessor.

The Group adopted IFRS 16 using the modified retrospective method of adoption with the date of initial application of 1 January 2019. Under this method, the standard is applied retrospectively with the cumulative effect of initial adoption as an adjustment to the opening balance of retained earnings at 1 January 2019, and the comparative information for 2018 was not restated and continues to be reported under IAS 17.

New definition of a lease
Under IFRS 16, a contract is, or contains a lease if the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration. Control is conveyed where the customer has both the right to obtain substantially all of the economic benefits from use of the identified asset and the right to direct the use of the identified asset. The Group elected to use the transition practical expedient allowing the standard to be applied only to contracts that were previously identified as leases applying IAS17 and IFRIC 4 at the date of initial application. Contracts that were not identified as leases under IAS 17 and IFRIC 4 were not reassessed. Therefore, the definition of a lease under IFRS 16 has been applied only to contracts entered into or changed on or after 1 January 2019.

At inception or on reassessment of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease and non-lease component on the basis of their standard-alone prices. A practical expedient is available to a lessee, which the Group has adopted, not to separate non-lease components and to account for the lease and the associated non-lease components (e.g., property management services for leases of properties) as a single lease component at the date of initial application.

3.	PRINCIPAL ACCOUNTING POLICIES (CONT’D)
(b)	IFRS 16 Leases (Cont’d)
As a lessee – Leases previously classified as operating leases
Nature of the effect of adoption of IFRS 16
The Group has lease contracts for various items of property, machinery, vehicles and other equipment. As a lessee, the Group previously classified leases as either finance leases or operating leases based on the assessment of whether the lease transferred substantially all rewards and risks of ownership of assets to the Group. Under IFRS 16, the Group applies a single approach to recognise and measure right-of-use assets and lease liabilities for all leases, except for two elective exemptions for leases of low value assets (elected on a lease by lease basis) and short-term leases (elected by class of underlying assets). The Group has elected not to recognise right-of-use assets and lease liabilities for (i) leases of low value assets; and (ii) leases, that at the commencement date, have a lease term of 12 months or less. Instead, the Group recognises the lease payments associated with those leases as an expense on a straight-line basis over the lease term.

Impacts on transition
Lease liabilities at 1 January 2019 were recognised based on the present value of the remaining lease payments discounted using the incremental borrowing rate at 1 January 2019 and included in non-current liabilities or current liabilities.

The right-of-use assets were measured at the amount of the lease liabilities, adjusted by the amount of any prepaid or accrued lease payments relating to the lease recognised in the statement of financial position immediately before 1 January 2019. All these assets were assessed for any impairment based on IAS 36 on that date. The Group elected to present the right-of-use assets separately in the statement of financial position. This includes the lease assets recognised previously under finance leases of RMB1,617 million and prepayment on land use right of RMB11,450 million that were reclassified from property, plant and equipment and land use right, respectively.

The Group has used the following elective practical expedients when applying IFRS 16 at 1 January 2019:

•	Used a single discount rate to a portfolio of leases with reasonably similar characteristics
•	Applied the short-term leases exemptions to leases with lease term that ends within 12 months at the date of initial application
•	Excluded the initial direct costs from the measurement of the right-of-use asset at the date of initial application
•	Used hindsight in determining the lease term where the contract contains options to extend or terminate the lease

3.	PRINCIPAL ACCOUNTING POLICIES (CONT’D)
(b)	IFRS 16 Leases (Cont’d)
The effect of adoption of IFRS 16 as at 1 January 2019 is as follows:

Assets	Increase/ (Decrease)
RMB’000
(Unaudited)
Increase in right-of-use assets	13,858,230
Decrease in property, plant and equipment	(1,616,551)
Decrease in land use rights	(11,450,034)
Decrease in other non-current assets	(17,027)

Increase in total assets	774,618

Liabilities

Increase in non-current portion of lease liabilities	2,113,533
Increase in current portion of lease liabilities	103,259
Decrease in other non-current liabilities	(1,442,174)
Increase in total liabilities	774,618

Decrease in retained earnings	–

The lease liabilities as at 1 January 2019 are reconciled to the operating lease commitments as at 31 December 2018 as follows:

RMB’000
(Unaudited)
Operating lease commitments as at 31 December 2018	1,647,251
Less:
Commitments relating to short-term leases and those leases with a remaining lease term ending on or before 31 December 2019	85,604
Adjustment related to variable rents	755,986
Add:
Commitments relating to leases previously classified as finance leases as at 31 December 2018	1,758,970

Total undiscounted lease liabilities as at 1 January 2019 for adoption of IFRS 16	2,564,631

Weighted average incremental borrowing rate as at 1 January 2019	4.75%

Lease liabilities as at 1 January 2019	2,216,792

3.	PRINCIPAL ACCOUNTING POLICIES (CONT’D)
(b)	IFRS 16 Leases (Cont’d)
Summary of new accounting policies
Set out below are the new accounting policies of the Group upon adoption of IFRS 16, which have been applied from the date of initial application:

•	Right-of-use assets
The Group recognised right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognised, initial direct costs incurred and lease payments made at or before the commencement date less any lease incentives received. Unless the Group is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognised right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term. Right-of-use assets are subject to impairment.

•	Lease liabilities
At the commencement date of the lease, the Group recognised lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating a lease, if the lease term reflects the Group exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognised as expense in the period on which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Group uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in future lease payments arising from change in an index or rate, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

3.	PRINCIPAL ACCOUNTING POLICIES (CONT’D)
(b)	IFRS 16 Leases (Cont’d)
Summary of new accounting policy (Cont’d)
•	Short-term leases and leases of low-value assets
The Group applies the short-term lease recognition exemption to its short-term leases of certain offices and apartments for employees (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). The Group also applies the lease of low-value assets recognition exemption to leases of office equipment that are considered of low value (i.e., below RMB30,000). Lease payments on short-term leases and leases of low-value assets are recognised as expense on a straight-line basis over the lease term.

•	Significant judgement in determining the lease term of contracts with renewal options
The Group determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised.

Amounts recognised in the statement of financial position and comprehensive income
Set out below, are the carrying amounts of the Group’s right-of-use assets and lease liabilities and the movements during the period:

	Right-of-use assets
	Buildings and structures	Generators and related equipment	Motor vehicles	Land use rights	Furniture, fixtures and others	Total	Lease liabilities
As at 1 January 2019	320,591	1,387,258	826	11,810,054	339,501	13,858,230	2,216,792
Additions/(decrease)	–	5,200	–	(27,789)	18,195	(4,394)	–
Depreciation charge	(10,546)	(119,587)	(138)	(210,932)	(1,574)	(342,777)	–
Currency translation differences	4,116	2,017	–	251	(32,500)	(26,116)	7,549
Interest expense	–	–	–	–	–	–	66,403
Payments	–	–	–	–	–	–	(274,966)

As at 30 June 2019	314,161	1,274,888	688	11,571,584	323,622	13,484,943	2,015,778

The Group recognised rent expense from short-term leases of RMB74 million for the six months ended 30 June 2019.

3.	PRINCIPAL ACCOUNTING POLICIES (CONT’D)
(c)
Amendments to IAS 28 clarify that the scope exclusion of IFRS 9 only includes interests in an associate or joint venture to which the equity method is applied and does not include long-term interests that in substance form part of the net investment in the associate or joint venture, to which the equity method has not been applied. Therefore, an entity applies IFRS 9, rather than IAS 28, including the impairment requirements under IFRS 9, in accounting for such long-term interests. IAS 28 is then applied to the net investment, which includes the long-term interests, only in the context of recognising losses of an associate or joint venture and impairment of the net investment in the associate or joint venture. The Group assessed its business model for its long-term interests in associates and joint ventures upon adoption of the amendments on 1 January 2019 and concluded that the long-term interests in associates and joint ventures continue to be measured at amortised cost in accordance with IFRS 9. Accordingly, the amendments did not have any impact on the Group’s condensed consolidated interim financial information.

(d)
IFRIC 23 addressed the accounting for income taxes (current and deferred) when tax treatments involve uncertainty that affects the application of IAS 12 (often referred to as “uncertain tax positions”). The interpretation does not apply to taxes or levies outside the scope of IAS 12, nor does it specifically include requirements relating to interest and penalties associated with uncertain tax treatments. The interpretation specifically addresses (i) whether an entity considers uncertain tax treatments separately; (ii) the assumptions an entity makes about the examination of tax treatments by taxation authorities; (iii) how an entity determines taxable profits or tax losses, tax bases, unused tax losses, unused tax credits and tax rates; and (iv) how an entity considers changes in facts and circumstances. Upon adoption of the interpretation, the Group considered whether it has any uncertain tax positions arising from the transfer pricing on its intergroup sales. Based on the Group’s tax compliance and transfer pricing study, the Group determined that it is probable that its transfer pricing policy will be accepted by the tax authorities. Accordingly, the interpretation did not have any significant impact on the Group’s condensed consolidated interim financial information.

4.	REVENUE AND SEGMENT INFORMATION
(a)	Disaggregation of revenue
In the following table, revenue is disaggregated by major products and/or service lines of revenue recognition. The table also includes a reconciliation of the disaggregated revenue with the Group’s reportable segments (Note 4(b)).

	PRC power segment	Overseas power segment	All other segments	Inter- segment revenue	Total
		(Note i)
For the six months ended 30 June 2019

– Sales of power and heat	73,493,154	5,792,646	–	–	79,285,800
– Sales of coal and raw material	539,054	357,003	–	–	896,057
– Port service	–	–	249,862	(157,811)	92,051
– Transportation service	–	–	78,876	(7,699)	71,177
– Others	486,338	2,758,226	13,732	–	3,258,296

Total	74,518,546	8,907,875	342,470	(165,510)	83,603,381

For the six months ended 30 June 2018

– Sales of power and heat	75,481,830	5,302,547	–	–	80,784,377
– Sales of coal and raw material	523,659	–	–	–	523,659
– Port service	–	–	227,303	(162,768)	64,535
– Transportation service	–	–	106,316	(82,318)	23,998
– Others	902,819	100,774	24,975	(20,218)	1,008,350

Total	76,908,308	5,403,321	358,594	(265,304)	82,404,919

Note i:	Overseas segment mainly consists of the operation in Pakistan (consolidated since December 2018) and the operations in Singapore.

The revenue from sales of power and heat and sales of coal and raw materials is recognised at a point in time upon the transfer of products, whereas the revenue from port service and transportation service is recognised over time during the provision of service. The upfront fees of heating pipeline included in other revenue are recognised as revenue over the period of heat supply. Finance lease income included in other revenue is recognised over the lease term.

4.	REVENUE AND SEGMENT INFORMATION (CONT’D)
(b)	Segment information
Directors and certain senior management of the Company perform the function as the chief operating decision maker (collectively referred to as the “senior management”). The senior management reviews the internal reporting of the Group in order to assess performance and allocate resources. The Company has determined the operating segments based on these reports. The reportable segments of the Company are the PRC power segment, overseas power segment and all other segments (mainly including port and transportation operations). No operating segments have been aggregated to form a reportable segment.

Senior management assesses the performance of the operating segments based on a measure of profit before income tax expense under China Accounting Standard for Business Enterprises (“PRC GAAP”) excluding dividend income received from other equity instrument investments and operating results of the centrally managed and resource allocation functions of headquarters (“Segment results”). Other information provided, except as noted below, to the senior management of the Company is measured under PRC GAAP.

Segment assets exclude prepaid income tax, deferred income tax assets, other equity instrument investments, investment in Huaneng Finance and assets related to the centrally managed and resource allocation functions of headquarters that are not attributable to any operating segment (“corporate assets”). Segment liabilities exclude current income tax liabilities, deferred income tax liabilities and liabilities related to the centrally managed and resource allocation functions of headquarters that are not attributable to any operating segment (“corporate liabilities”). These are part of the reconciliation to total assets and liabilities of statement of financial position.

4.	REVENUE AND SEGMENT INFORMATION (CONT’D)
(b)	Segment information (Cont’d)
(Under PRC GAAP)
	PRC power segment	Overseas power segment	All other segments	Total
For the six months ended 30 June 2019

Total revenue	74,518,546	8,721,868	342,470	83,582,884
Inter-segment revenue	–	–	(165,510)	(165,510)

Revenue from external customers	74,518,546	8,721,868	176,960	83,417,374

Segment results	6,300,222	(2,712)	39,451	6,336,961

Interest income	85,101	34,687	616	120,404
Interest expense	(4,757,432)	(647,064)	(46,752)	(5,451,248)
Impairment loss	(259,929)	15,697	–	(244,232)
Credit loss	1,079	170	–	1,249
Depreciation and amortisation	(9,618,356)	(391,165)	(179,471)	(10,188,992)
Net gain on disposal of non-current assets	14,768	23	–	14,791
Share of profits less losses of associates and joint ventures	504,438	–	103,976	608,414
Income tax expense	(1,532,736)	36,869	(10,658)	(1,506,525)

For the six months ended 30 June 2018

Total revenue	76,908,308	5,403,321	358,594	82,670,223
Inter-segment revenue	–	–	(265,304)	(265,304)

Revenue from external customers	76,908,308	5,403,321	93,290	82,404,919

Segment results	3,785,293	(194,692)	170,866	3,761,467

Interest income	72,253	34,393	1,328	107,974
Interest expense	(4,815,582)	(221,712)	(52,259)	(5,089,553)
Impairment loss	(16)	257	–	241
Credit loss	2,378	(4,155)	–	(1,777)
Depreciation and amortisation	(9,279,472)	(380,701)	(71,090)	(9,731,263)
Net gain on disposal of non-current assets	3,806	(481)	(7)	3,318
Share of profits less losses of associates and joint ventures	189,222	–	104,434	293,656
Income tax expense	(906,463)	29,854	(11,245)	(887,854)

4.	REVENUE AND SEGMENT INFORMATION (CONT’D)
(b)	Segment information (Cont’d)
(Under PRC GAAP)
30 June 2019	PRC power segment	Overseas power segment	All other segments	Total
Segment assets	342,500,866	41,529,214	10,144,067	394,174,147

Including:
Additions to non-current assets (excluding financial assets and deferred income tax assets)	19,089,045	138,645	281,941	19,509,631
Investments in associates	13,303,182	–	3,403,629	16,706,811
Investments in joint ventures	1,065,488	–	1,235,905	2,301,393
Segment liabilities	(263,687,776)	(26,072,089)	(2,389,607)	(292,149,472)

31 December 2018
Segment assets	345,057,426	40,886,478	10,406,648	396,350,552

Including:
Additions to non-current assets (excluding financial assets and deferred income tax assets)	18,467,651	581,225	492,585	19,541,461
Investments in associates	12,351,738	–	3,275,398	15,627,136
Investments in joint ventures	1,111,854	–	1,239,876	2,351,730
Segment liabilities	(269,224,115)	(25,600,861)	(2,683,920)	(297,508,896)

A reconciliation of segment results to profit before income tax expense is provided as follows:

	For the six months ended 30 June
	2019	2018
Segment results (PRC GAAP)	6,336,961	3,761,467
Reconciling items:
Loss related to the headquarters	(88,764)	(181,508)
Investment income from China Huaneng Finance Co., Ltd. (“Huaneng Finance”)	116,432	92,653
Dividend income of other equity instrument investments	–	612
Impact of IFRS adjustments*	(622,740)	(666,665)

Profit before income tax expense per unaudited consolidated interim statement of comprehensive income	5,741,889	3,006,559

4.	REVENUE AND SEGMENT INFORMATION (CONT’D)
(b)	Segment information (Cont’d)
Reportable segments’ assets are reconciled to total assets as follows:

	As at 30	As at 31
	June 2019	December 2018
Total segment assets (PRC GAAP)	394,174,147	396,350,552
Reconciling items:
Investment in Huaneng Finance	1,340,373	1,391,431
Deferred income tax assets	2,916,799	3,143,465
Prepaid income tax	236,167	134,477
Other equity instrument investments	2,248,490	2,083,419
Corporate assets	377,087	338,113
Impact of other IFRS adjustments*	16,201,264	16,461,854

Total assets per unaudited condensed consolidated interim statement of financial position	417,494,327	419,903,311

Reportable segments’ liabilities are reconciled to total liabilities as follows:

	As at 30	As at 31
	June 2019	December 2018
Total segment liabilities (PRC GAAP)	(292,149,472)	(297,508,896)
Reconciling items:
Current income tax liabilities	(422,035)	(231,299)
Deferred income tax liabilities	(1,087,613)	(1,050,326)
Corporate liabilities	(2,380,911)	(2,864,737)
Impact of other IFRS adjustments*	(2,353,616)	(2,126,383)

Total liabilities per unaudited consolidated interim statement of financial position	(298,393,647)	(303,781,641)

4.	REVENUE AND SEGMENT INFORMATION (CONT’D)
(b)	Segment information (Cont’d)
Other material items:

	Reportable Segment total	Headquarters	Investment income from Huaneng Finance	Impact of IFRS adjustments*	Total
For the six months ended 30 June 2019

Total revenue	83,417,374	–	–	186,007	83,603,381
Interest expense	(5,451,248)	(47,339)	–	–	(5,498,587)
Depreciation and amortisation	(10,188,992)	(4,111)	–	(533,388)	(10,726,491)
Impairment loss	(244,232)	–	–	–	(244,232)
Credit loss	1,249	–	–	53	1,302
Share of profits less losses of associates and joint ventures	608,414	–	116,432	14,612	739,458
Net gain on disposal of non-current assets	14,791	–	–	–	14,791
Income tax expense	(1,506,525)	–	–	160,009	(1,346,516)

For the six months ended 30 June 2018

Total revenue	82,404,919	–	–	–	82,404,919
Interest expense	(5,089,553)	(49,354)	–	–	(5,138,907)
Depreciation and amortisation	(9,731,263)	(14,604)	–	(604,215)	(10,350,082)
Impairment loss	241	–	–	–	241
Credit loss	(1,777)	–	–	–	(1,777)
Share of profits less losses of associates and joint ventures	293,656	–	92,653	(1,279)	385,030
Net gain on disposal of non-current assets	3,318	11	–	(139)	3,190
Income tax expense	(887,854)	–	–	143,268	(744,586)

*
The GAAP adjustments above primarily represented adjustments related to business combination, borrowing cost capitalization and classification adjustments. These GAAP adjustments will be gradually eliminated following subsequent depreciation and amortisation of related assets with corresponding deferred tax impact.

4.	REVENUE AND SEGMENT INFORMATION (CONT’D)
(b)	Segment information (Cont’d)
Geographical information (Under IFRS):

(i)	External revenue generated from the following countries:
	For the six months ended 30 June
	2019	2018
PRC	74,695,506	77,001,598
Overseas	8,907,875	5,403,321

Total	83,603,381	82,404,919

The geographical location of customers is based on the location at which the electricity was transferred, goods were delivered and service provided.

(ii)	Non-current assets (excluding financial assets and deferred income tax assets) are located in the following countries:
	As at 30	As at 31
	June 2019	December 2018
PRC	316,669,152	317,850,476
Overseas	23,932,959	23,302,942

Total	340,602,111	341,153,418

The information on sales to major customers of the Group at amount equal to or more than 10% of external revenue is as follows:

	For the six months ended 30 June
	2019		2018
	Amount	Proportion	Amount	Proportion
State Grid Shandong Electric Power Company	14,274,939	17%	14,133,998	17%

For the six months ended 30 June 2019, the revenue from grid companies under common control of State Grid Corporation of China in total accounted for 78% of external revenue (for the six months ended 30 June 2018: 75%).

5.	PROPERTY, PLANT AND EQUIPMENT
	As at 30	As at 31
	June 2019	December 2018
Balance at the end of prior year (audited)	282,061,272	284,328,093
Impact on initial application of IFRS 16	(1,616,551)	–

Balance as at beginning of the period/year (restated)	280,444,721	284,328,093

Business combination	–	3,468,665
Additions	8,115,696	16,615,539
Reclassification to assets held-for-sale	–	(554,033)
Reclassification to investment property	(423,709)	–
Transfer out	(56,891)	–
Disposals/write-off	(60,060)	(508,080)
Depreciation charge	(10,402,529)	(20,493,263)
Impairment charge	(259,922)	(989,778)
Currency translation differences	102,111	194,129

End of the period/year	277,459,417	282,061,272

For the six months ended 30 June 2019, impairment losses for property, plant and equipment of a power plant amounting to approximately RMB30 million was recognised, resulting from the eliminating plan of disqualified capacity issued by the local government. Discount rate of 10.40% was adopted in the value in use model in the determination of the recoverable amount for the power plant.

For the six months ended 30 June 2019, a subsidiary of the Company, Luoyang Yangguang Co-generation Co., Ltd. (“Luoyang Yangguang”) recognised approximately RMB230 million impairment losses for property, plant and equipment due to filing bankruptcy. Please refer to Note 10 (ii) for details.

As at 30 June 2019, certain property, plant and equipment were secured to a bank as collateral against a long-term loan (Note 13).

As at 30 June 2019, the Group was in the process of applying for the ownership certificate for certain buildings with an aggregate net book value of RMB7,177 million (31 December 2018: RMB8,386 million). The management is of the opinion that Group is entitled to lawfully and validly occupy and use of the above mentioned buildings.

6.	LAND USE RIGHTS
All the lands located in the PRC and Singapore are leased from respective governments according to corresponding regulations applied across the countries. Upon the adoption of IFRS 16, land use right was reclassified to “right -of-use assets” (Note 3(b)).

7.	FINANCIAL INSTRUMENTS
(a)	Fair value measurements
The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

•	Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2 – Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

•	Level 3 – Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

The following table presents the assets and liabilities of the Group that are measured at fair value at 30 June 2019 and 31 December 2018:

As at 30 June 2019:

	The Group
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss
– Trading derivatives	–	2,575	–	2,575
– Contingent consideration of business combination (Note i)	–	–	440,551	440,551

Derivatives used for hedging	–	107,526	–	107,526

Other equity instrument investments	9,091	–	2,239,399	2,248,490

Total assets	9,091	110,101	2,679,950	2,799,142

Liabilities
Financial liabilities at fair value through profit or loss
– Trading derivatives	–	2,650	–	2,650

Derivatives used for hedging	–	208,733	–	208,733

Total liabilities	–	211,383	–	211,383

7.	FINANCIAL INSTRUMENTS (CONT’D)
(a)	Fair value measurements (Cont’d)
As at 31 December 2018:

	The Group
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss
– Trading derivatives	–	14	–	14
– Contingent consideration of business combination (Note i)	–	–	991,383	991,383

Derivatives used for hedging	–	34,691	–	34,691

Other equity instrument investments	8,558	–	2,074,861	2,083,419

Total assets	8,558	34,705	3,066,244	3,109,507

Liabilities
Financial liabilities at fair value through profit or loss
– Trading derivatives	–	17,752	–	17,752

Derivatives used for hedging	–	527,540	–	527,540

Total liabilities	–	545,292	–	545,292

Note i:
The Company acquired several subsidiaries including Huaneng Shandong Power Generation Co., Ltd. (“Shandong Power”) from Huaneng Group. The acquisition was completed on 1 January 2017. According to the profit compensation agreement associated with the acquisition, Huaneng Group should compensate the Company in cash based on the shortfall of accumulated actual net profit comparing with the accumulated forecast net profits of certain subsidiaries of Shandong Power during the compensation period from year 2017 to 2019. As at 30 June 2019, the fair value of above mentioned contingent consideration from Huaneng Group amounting to RMB441 million was recorded in other receivables and assets.

7.	FINANCIAL INSTRUMENTS (CONT’D)
(a)	Fair value measurements (Cont’d)
The fair value of financial instruments traded in active markets is based on quoted market prices on the date of financial position. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in level 1. As at 30 June 2019, instruments included in level 1 are equity instruments in listed securities designated as financial assets measured at fair value through other comprehensive income.

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. These valuation techniques maximise the use of relevant observable inputs and minimise the use of unobservable inputs. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

Specific valuation techniques used to value financial instruments include:

•	The forward exchange contracts and fuel oil swaps are both valued using quoted market prices or dealer quotes for similar instruments.

•	The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves.

•
The contingent consideration is valued using discounted cash flow. The valuation model considers the present value of the expected future receivables discounted using a risk-adjusted discounted rate. The expected future contingent considerations are determined by considering the expected performance of acquired entities through 31 December 2019, representing the measurement period for contingent consideration.

•
The material other equity instrument investments in unlisted securities are valued using a market-base valuation technique based on assumptions that are not supported by observable market price or rate. The Group determines comparable public companies based on industry, size, leverage and strategy and calculates an appropriate price multiple, such as price to book (“P/B”) multiple, for each comparable company identified.

Instruments included in level 2 comprise forward exchange contracts, fuel oil swaps and interest rate swaps.

7.	FINANCIAL INSTRUMENTS (CONT’D)
(a)	Fair value measurements (Cont’d)
During the six months ended 30 June 2019, there were no transfers of financial instruments between level 1 and level 2, or transfers into or out of level 3.

The movements during the period in the balance of the Level 3 fair value measurements are as follows:

	As at 30	As at 31
	June 2019	December 2018
Contingent consideration

Beginning of the period/year	991,383	859,547

Movement:
Gains on fair value changes	–	746,850
Profit compensation received from Huaneng Group	(550,832)	(615,014)

End of the period/year	440,551	991,383

Total gains for the period/year included in profit or loss for assets held at the end of the reporting period	–	746,850

As at 30
June 2019
Other equity instrument investments

Beginning of the period	2,074,861

Fair value changes	164,538

End of the period	2,239,399

Changes in fair value recognised in other comprehensive income for the period	164,538

(b)	Fair value disclosures
The carrying value less provision for doubtful accounts of accounts receivable, other receivables and assets, accounts payable and other liabilities, short-term bonds and short-term loans approximated their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

The estimated fair value of long-term loans and long-term bonds (both including current maturities) were approximately RMB128.56 billion and RMB32.01 billion as at 30 June 2019 (31 December 2018: RMB149.76 billion and RMB30.08 billion), respectively. The aggregate book value of these liabilities were approximately RMB130.51 billion and RMB32.28 billion as at 30 June 2019 (31 December 2018: RMB150.17 billion and RMB29.98 billion), respectively.

8.	GOODWILL
The movements of goodwill are as follows:

	As at 30	As at 31
	June 2019	December 2018
Beginning of the period/year

Cost	18,941,078	18,435,954
Accumulated impairment losses	(3,368,851)	(2,951,834)

Net book value	15,572,227	15,484,120

Movements:

Business combination	–	231,218
Impairment charge for the period/year	–	(409,371)
Currency translation differences	160,708	266,260

End of the period/year	15,732,935	15,572,227

Cost	19,106,401	18,941,078
Accumulated impairment losses	(3,373,466)	(3,368,851)

Net book value	15,732,935	15,572,227

9.	OTHER NON-CURRENT ASSETS
Details of other non-current assets are as follows:

	As at 30	As at 31
	June 2019	December 2018
Finance lease receivables	10,466,377	10,811,603
VAT recoverable	3,372,913	3,282,075
Pre-construction cost	1,018,468	987,469
Intangible assets	528,793	698,541
Prepaid territorial water use right	366,460	370,307
Prepaid capacity quota	303,399	303,399
Prepaid connection fees	111,210	113,587
Profit compensation from Huaneng Group (Note i)	–	440,551
Contract assets	288,344	92,995
Others	2,866,599	2,235,532

Total	19,322,563	19,336,059

Note i:
The Company acquired several subsidiaries including Shandong Power from Huaneng Group which was completed on 1 January 2017. According to the profit compensation agreement associated with the acquisition, Huaneng Group should compensate the Company in cash based on the shortfall of accumulated actual net profit comparing with the accumulated forecast net profits of certain subsidiaries of Shandong Power during the compensation period from year 2017 to 2019. As at 30 June 2019, the fair value of above mentioned contingent consideration from Huaneng Group amounting to RMB441 million was recorded in other receivables and assets.

10.	OTHER RECEIVABLES AND ASSETS
Other receivables and assets comprised the following:

	As at 30	As at 31
	June 2019	December 2018
Prepayments for inventories	1,664,622	990,742
Prepaid income tax	236,167	134,477
Others	249,701	270,330

Subtotal prepayments	2,150,490	1,395,549

Less: loss allowances	7,507	4,638

Total prepayments, net	2,142,983	1,390,911

Dividends receivable	30,000	30,000
Receivables from sales of fuel	78,470	74,578
Others (Note i)	1,730,738	1,569,181

Subtotal other receivables	1,839,208	1,673,759

Less: loss allowances	38,531	38,531

Total other receivables, net	1,800,677	1,635,228

Profit compensation from Huaneng Group (Note 9)	440,551	550,832
VAT recoverable	1,702,165	1,927,638
Financial lease receivables	1,066,321	871,302
Designated loan to a joint venture	80,000	80,000
Transferred from non-current assets (Note ii)	111,066	–

Gross total	7,389,801	6,499,080

Net total	7,343,763	6,455,911

Note i:
Included in others, there were advances amounting to RMB240 million as at 30 June 2019 (31 December 2018: RMB273 million) was due from Huangtai #8 Power Plant with indefinite repayment term. For the six months ended 30 June 2019, Huaneng Jinan Huangtai Power Limited Company (“Huangtai Power”), a subsidiary of the Company, received total accumulated repayments amounting to RMB33 million (for the year as at 31 December 2018: RMB60 million).

According to the property right transfer agreement signed in December 2008 between Shandong Power and Shandong Luneng Development Group (“Shandong Luneng”) and the corresponding approval from State-owned Assets Supervision and Administration Commission of the State Council in February 2009 (“State-owned Assets Right [2019] No.70”), Shandong Power acquired 30% of property right of Huangtai #8 Power Plant from Shandong Luneng at a cash consideration of RMB110 million. Huangtai #8 Power Plant is not a legal entity under PRC Company Law, though it has separate accounting books, therefore the Company recognised the 30% property right as other non-current assets. Huangtai Power is in charge of daily operations of Huangtai #8 Power Plant on behalf of two property owners.

Note ii:
On 31 May 2019, Luoyang Yangguang filed for bankruptcy to Luoyang Intermediate People’s Court (“Luoyang Court”). In July 2019, Luoyang Court accepted the bankruptcy petition. In June 2019, impairment losses for the property, plant and equipment amounting to RMB230 million were recognised based on the expected recoverable amounts as at 30 June 2019. Furthermore, non-current assets of Luoyang Yangguang with a total carrying amount of RMB111 million have been reclassified to other current assets.

11.	ACCOUNTS RECEIVABLES
Accounts receivable comprised the following:

	As at 30	As at 31
	June 2019	December 2018
Accounts receivable	23,437,237	24,804,671
Notes receivable	4,770,159	4,621,180

	28,207,396	29,425,851

Less: loss allowance	145,611	146,913

Total	28,061,785	29,278,938

The Group usually grants about one month’s credit period to local power grid customers from the end of the month in which the sales are made, except for SinoSing Power which provides credit period that ranges from 5 to 60 days from the dates of billings. Certain accounts receivable of Singapore subsidiaries are backed by bankers’ guarantees and/or deposits from customers. It is not practicable to determine the fair value of the collaterals that correspond to these accounts receivable.

Ageing analysis of accounts receivable and notes receivable was as follows:

	As at 30	As at 31
	June 2019	December 2018
Within 1 year	26,648,862	28,379,742
Between 1 and 2 years	1,272,361	833,358
Between 2 and 3 years	117,239	29,517
Over 3 years	168,934	183,234

Total	28,207,396	29,425,851

As at 30 June 2019, the maturity period of the notes receivable ranged from 1 month to 12 months (31 December 2018: from 1 month to 12 months).

12.	DIVIDENDS OF ORDINARY SHARES AND DISTRIBUTION OF PERPETUAL CORPORATE BONDS
(a)	Dividends of ordinary shares
On 12 June 2019, upon the approval from the annual general meeting of the shareholders, the Company declared 2018 final dividend of RMB0.10 (2017 final: RMB0.10) per ordinary share, totalling approximately RMB1,570 million (2017 final: RMB1,520 million). As at 30 June 2019, the Company made dividend payments of RMB1,100 million and RMB470 million was to be paid (As at 30 June 2018: the Company made dividend payments of RMB1,086 million and RMB434 million was to be paid).

(b)	Distribution of perpetual corporate bonds
In 2017, the Company issued perpetual corporate bonds with the aggregate net proceeds of approximate RMB5,000 million. The perpetual corporate bonds are issued at par value with initial distribution rate of 5.05% and 5.17%. The interests of the perpetual corporate bonds are recorded as distributions, which are paid annually in arrears in September in each year and may be deferred at the discretion of the Company unless compulsory distribution payment events (distributions to ordinary shareholders of the Company or reduction of the registered capital of the Company) occurred.

The perpetual corporate bonds have no fixed maturity date and are callable at the Company’s discretion in whole in August 2020 and 2022 respectively, the payment of the principal may be deferred for each renewal period as 3 and 5 years. The applicable distribution rate will be reset on first call date and each renewal period after first call date, to the sum of the applicable benchmark interest rate, the initial spread and 300 basis points per annum.

In 2018, the Company issued three tranches of Yingda Insurance Financing Plan (“the financing plan”) with the aggregate proceeds of RMB5,000 million. The financing plan has no fixed period with initial distribution rate of 5.79%. The interests of the financing plan are recorded as distributions, which are paid annually in arrears in June and December in each year and may be deferred at the discretion of the Company unless compulsory payment events (distributions to ordinary shareholders of the Company or reduction of the registered capital of the Company) occurred.

The financing plan has no fixed maturity date and is callable at the Company’s discretion in whole at each distribution date after 8th year of issuance, or the payment of the principal may be deferred at each distribution date aforementioned. The applicable distribution rate will be reset during the period from the 9th to the 11th year after the issuance, the period from the 11th to the 13th year after the issuance and the 13th year onwards after the issuance, to the higher of the initial distribution rate plus 300 basis points and the 10-year treasury bond yield in the 9th year after the issuance plus 600 basis points, the higher of the initial distribution rate plus 600 basis points and the 10-year treasury bond yield in the 11th year after the issuance plus 900 basis points and the higher of the initial distribution rate plus 900 basis points and the 10-year treasury bond yield in the 13th year after the issuance plus 1,200 basis points, respectively.

The perpetual corporate bonds were recorded as equity in the consolidated financial statements. For the six months ended 30 June 2019, net profit attributable to holders of perpetual corporate bonds, based on the applicable rate, was RMB272.3 million, and the cumulative distribution to be paid as at 30 June 2019 was RMB349.7 million.

13.	LONG-TERM LOANS
Long-term loans comprised the following:

	As at 30	As at 31
	June 2019	December 2018
Loans from Huaneng Group and its subsidiaries (a)	4,805,438	4,724,753
Bank loans and other loans (b)	125,706,388	145,444,257

	130,511,826	150,169,010

Less: current portion of long-term loans	18,210,136	20,620,849

Total	112,301,690	129,548,161

(a)	Loans from Huaneng Group and its subsidiaries
Details of loans from Huaneng Group and its subsidiaries are as follows:

	As at 30 June 2019
	RMB equivalent	Less: current portion	Non- current portion	Annual interest rate
Loans from Huaneng Group
Unsecured
RMB	665,225	–	665,225	4.75%

Loans from Huaneng Finance
Unsecured
RMB	3,670,500	612,400	3,058,100	4.28%-4.90%

Loans from Huaneng Tiancheng Financial Leasing Co., Ltd. (“Tiancheng Financial Leasing”)
Secured
RMB	469,713	243,954	225,759	4.42%-5.20%

Total	4,805,438	856,354	3,949,084

13.	LONG-TERM LOANS (CONT’D)
(a)	Loans from Huaneng Group and its subsidiaries (Cont’d)
	As at 31 December 2018
	RMB equivalent	Less: current portion	Non- current portion	Annual interest rate
Loans from Huaneng Group
Unsecured
RMB	665,225	–	665,225	4.75%

Loans from Huaneng Finance
Unsecured
RMB	3,596,000	469,200	3,126,800	4.28%-4.75%

Loans from Huaneng Tiancheng Financial Leasing Co., Ltd. (“Tiancheng Financial Leasing”)
Secured
RMB	463,528	141,265	322,263	4.42%-4.75%

Total	4,724,753	610,465	4,114,288

(b)	Bank loans and other loans
Details of bank loans and other loans are as follows:

	As at 30 June 2019
	RMB equivalent	Less: current portion	Non- current portion	Annual interest rate
Secured	9,042,166	1,799,970	7,242,196	3.25%-4.90%
Unsecured	116,664,222	15,553,812	101,110,410	0.75%-7.10%

Total	125,706,388	17,353,782	108,352,606

	As at 31 December 2018
	RMB equivalent	Less: current portion	Non- current portion	Annual interest rate
Secured	9,460,561	1,740,286	7,720,275	3.25%-4.90%
Unsecured	135,983,696	18,270,098	117,713,598	0.75%-7.29%

Total	145,444,257	20,010,384	125,433,873

13.	LONG-TERM LOANS (CONT’D)
(b)	Bank loans and other loans (Cont’d)
As at 30 June 2019, long-term loans of RMB1,175 million (31 December 2018: RMB986 million) is secured by certain property, plant and equipment with net book value amounting to approximately RMB2,216 million (31 December 2018: RMB1,756 million).

Thereinto, certain subsidiaries of the Company had the sales and leaseback agreements with Tiancheng Financial Leasing and other financial leasing companies in previous years. According to the agreements, these subsidiaries have an option to buy back the equipment at a nominal price (RMB1) when the lease term expires. As the transactions did not satisfy the requirements of IFRS 15 to be accounted for as sales of the asset, these subsidiaries continued to recognise the transferred asset and recognised financial liabilities equal to the transfer proceeds applying IFRS 9. As at 30 June 2019, the equipment mentioned above has a total carrying amount of RMB753 million and RMB1,098 million (31 December 2018: RMB769 million and RMB987 million) while the long-term borrowings is RMB470 million and RMB541 million (31 December 2018: RMB464 million and RMB522 million) from Tiancheng Financial Leasing and other financial leasing companies, respectively.

As at 30 June 2019, long-term loans of approximately RMB8,337 million (31 December 2018: RMB8,938 million) were secured by future electricity and heat revenue.

As at 30 June 2019, long-term loans of approximately RMB7,380 million (31 December 2018: RMB8,984 million) were guaranteed by the third parties. For details of the loans guaranteed by Huaneng Group and HIPDC, please refer to Note 25(c).

14.	LONG-TERM BONDS
The Company issued medium-term notes with maturity of 5 years in July 2014 with a face value of RMB4 billion bearing an annual interest rate of 5.30%. The actual proceeds received by the Company were approximately RMB3.988 billion. These notes are denominated in RMB and issued at par value. Interest is payable annually while principal will be paid when the notes fall due. The annual effective interest rate of these notes is 5.37%. Interest paid per annum during the tenure of the notes is RMB212 million. As at 30 June 2019, interest payable for the bonds amounted to approximately RMB204.45 million (31 December 2018: RMB99.32 million).

The Company issued corporate bonds with maturity of 5 years and 10 years in June 2016 with face values of RMB3 billion and RMB1.2 billion bearing annual interest rates of 3.48% and 3.98%, respectively. The total actual proceeds received by the Company were approximately RMB4.2 billion. These bonds are denominated in RMB and issued at par value. Interest is payable annually while principal will be paid when the bonds fall due. The annual effective interest rates of those bonds are 3.48% and 3.98%, respectively. Interest paid per annum during the tenure of the bonds is RMB104.40 million and RMB47.76 million, respectively. As at 30 June 2019, interest payable for the bonds amounted to approximately RMB5.13 million (31 December 2018: RMB57.78 million) and RMB2.35 million (31 December 2018: RMB26.43 million), respectively.

The Company issued medium-term notes with maturity of 5 years in July 2017 with a face value of RMB5 billion bearing an annual interest rate of 4.69%. The actual proceeds received by the Company were approximately RMB5 billion. These notes are denominated in RMB and issued at par value. Interest is payable annually while principal will be paid when the notes fall due. The annual effective interest rate of these notes is 4.69%. Interest paid per annum during the tenure of the notes is RMB234.50 million. As at 30 June 2019, interest payable for the bonds amounted to approximately RMB227.43 million (31 December 2018: RMB111.15 million).

The Company issued debt financing instrument with maturity of 3 years in July 2017 with a face value of RMB500 million bearing an annual interest rate of 4.75%. The actual proceeds received by the Company were approximately RMB499 million. These bonds are denominated in RMB and issued at par value. Interest is payable annually while principal will be paid when the bonds fall due. The annual effective interest rate of those bonds is 4.82%. Interest paid per annum during the tenure of the bonds is RMB23.75 million. As at 30 June 2019, interest payable for the bonds amounted to approximately RMB22.96 million (31 December 2018: RMB11.02 million).

The Company issued corporate bonds with maturity of 3 years in November 2017 with a face values of RMB2.3 billion bearing an annual interest rate of 4.99%. The actual proceeds received by the Company were approximately RMB2.299 billion. These bonds are denominated in RMB and issued at par value. Interest is payable annually while principal will be paid when the bonds fall due. The annual effective interest rate of those bonds is 4.99%. Interest paid per annum during the tenure of the bonds is RMB114.77 million. As at 30 June 2019, interest payable for the bonds amounted to approximately RMB74.52 million (31 December 2018: RMB17.61 million).

14.	LONG-TERM BONDS (CONT’D)
The Company issued corporate bonds with maturity of 3 years in April 2018 with a face values of RMB1.5 billion bearing an annual interest rates of 4.90%. The actual proceeds received by the Company were approximately RMB1.499 billion. These bonds are denominated in RMB and issued at par value. Interest is payable annually while principal will be paid when the bonds fall due. The annual effective interest rate of those bonds is 4.90%. Interest paid per annum during the tenure of the bonds is RMB73.50 million. As at 30 June 2019, interest payable for the bonds amounted to approximately RMB17.67 million (31 December 2018: RMB54.77 million).

The Company issued medium-term notes with maturity of 3 years in May 2018 with a face value of RMB3 billion bearing an annual interest rate of 4.80%. The actual proceeds received by the Company were approximately RMB2.991 billion. These notes are denominated in RMB and issued at par value. Interest is payable annually while principal will be paid when the notes fall due. The annual effective interest rate of these notes is 4.91%. Interest paid per annum during the tenure of the notes is RMB144 million. As at 30 June 2019, interest payable for the bonds amounted to approximately RMB23.61 million (31 December 2018: RMB96.26 million).

The Company issued medium-term notes with maturity of 3 years in July 2018 with a face value of RMB2 billion bearing an annual interest rate of 4.41%. The actual proceeds received by the Company were approximately RMB1.99 billion. These notes are denominated in RMB and issued at par value. Interest is payable annually while principal will be paid when the notes fall due. The annual effective interest rate of these notes is 4.97%. Interest paid per annum during the tenure of the notes is RMB88.2 million. As at 30 June 2019, interest payable for the bonds amounted to approximately RMB85.78 million (31 December 2018: RMB42.05 million).

The Company issued debt financing instrument with maturity of 3 years in July 2018 with a face value of RMB2.5 billion bearing an annual interest rate of 4.68%. The actual proceeds received by the Company were approximately RMB2.49 billion. These bonds are denominated in RMB and issued at par value. Interest is payable annually while principal will be paid when the bonds fall due. The annual effective interest rate of those bonds is 4.81%. Interest paid per annum during the tenure of the bonds is RMB117 million. As at 30 June 2019, interest payable for the bonds amounted to approximately RMB113.79 million (31 December 2018: RMB55.78 million).

The Company issued corporate bonds with maturity of 10 years in September 2018 with a face value of RMB5 billion bearing an annual interest rate of 5.05%. The actual proceeds received by the Company were approximately RMB4.999 billion. These bonds are denominated in RMB and issued at par value. Interest is payable annually while principal will be paid when the bonds fall due. The annual effective interest rate of those bonds is 5.05%. Interest paid per annum during the tenure of the bonds is RMB252.50 million. As at 30 June 2019, interest payable for the bonds amounted to approximately RMB203.38 million (31 December 2018: RMB78.17 million).

14.	LONG-TERM BONDS (CONT’D)
The Company issued corporate bonds with maturity of 10 years in April 2019 with a face value of RMB2.3 billion bearing an annual interest rate of 4.70%. The actual proceeds received by the Company were approximately RMB2.3 billion. These bonds are denominated in RMB and issued at par value. Interest is payable annually while principal will be paid when the bonds fall due. The annual effective interest rate of those bonds is 4.70%. Interest paid per annum during the tenure of the bonds is RMB180.10 million. As at 30 June 2019, interest payable for the bonds amounted to approximately RMB20.38 million.

15.	OTHER NON-CURRENT LIABILITIES
	As at 30	As at 31
	June 2019	December 2018
Finance lease payables (a)	–	1,442,174
Government grant
– Environmental subsidies (b)	1,187,245	1,224,878
– Other government grant	294,616	320,083
Contract liabilities	2,195,342	2,248,682
Other deferred income	56,758	70,211
Others	1,087,478	1,114,754

Subtotal	4,821,439	6,420,782

Current portion of finance lease payables (a)	–	(326,048)
Current portion of other non-current liabilities	(189,152)	(149,598)

Subtotal	(189,152)	(475,646)

Total	4,632,287	5,945,136

(a)	Upon the adoption of IFRS 16, finance lease payables were classified from “other non-current liabilities – finance lease payables” to “lease liabilities” (Note 3(b)).

(b)	These primarily represented subsidies for the construction of desulphurization equipment and other environmental protection projects.

16.          ACCOUNTS PAYABLE AND OTHER LIABILITIES
Accounts payable and other liabilities comprised:

	As at 30	As at 31
	June 2019	December 2018
Accounts and notes payable	14,510,296	14,683,707
Payables to contractors for construction	10,581,430	12,353,097
Retention payables to contractors	1,405,314	1,557,737
Accrued interests	1,618,471	1,152,767
Others	4,317,721	5,391,372

Total	32,433,232	35,138,680

Ageing analysis of accounts and notes payable was as follows:

	As at 30	As at 31
	June 2019	December 2018
Within 1 year	14,190,034	14,423,179
Between 1 to 2 years	188,875	143,514
Over 2 years	131,387	117,014

Total	14,510,296	14,683,707

17.	SHORT-TERM BONDS
The Company issued unsecured super short-term bonds with face value of RMB2.5 billion, RMB2 billion, RMB2 billion, RMB2 billion and RMB2 billion bearing annual interest rates of 3.20%, 2.78%, 3.05%, 3.10% and 2.78% in October 2018, November 2018, November 2018, November 2018 and November 2018 respectively. Such bonds are denominated in RMB, issued at face value and matured in 180 days, 90 days, 180 days, 180 days and 90 days from the issuance date. The annual effective interest rates of these bonds are 3.23%, 2.83%, 3.13%, 3.13% and 2.83% respectively. The bonds had matured and were fully repaid in April 2019, February 2019, May 2019, May 2019, February 2019, respectively.

The Company issued unsecured super short-term bond with face values of RMB2 billion bearing annual interest rates of 2.40% in March 2019. Such bond is denominated in RMB, issued at face value and mature in 90 days from the issuance date. The annual effective interest rates of the bond is 2.43%. The bond was fully repaid in June 2019.

The Company issued unsecured super short-term bonds with face values of RMB1 billion, RMB5 billion, RMB2 billion, RMB2 billion and RMB2 billion bearing annual interest rates of 3.30%, 2.30%, 2.30%, 2.40%, and 2.40% in December 2018, May 2019, May 2019, June 2019 and June 2019 respectively. Such bonds are denominated in RMB, issued at face value and mature in 270 days, 180 days, 90 days, 90 days and 90 days from the issuance dates. The annual effective interest rates of these bonds are 3.34%, 2.41%, 2.51%, 2.61%, and 2.61%, respectively. As at 30 June 2019, interest payables for these bonds amounted to approximately RMB18.71 million, RMB16.34 million, RMB4.78 million, RMB2.62 million and RMB2.23 million respectively.

18.	SHORT-TERM LOANS
Short-term loans are as follows:

	As at 30 June 2019		As at 31 December 2018
	RMB equivalent	Annual interest rate	RMB equivalent	Annual interest rate
Secured	433,084	3.25%-4.35%	510,856	3.41%-6.90%

Unsecured	75,946,918	3.15%-12.72%	60,527,916	3.30%-11.51%

Total	76,380,002		61,038,772

As at 30 June 2019, short-term loans of RMB433 million (31 December 2018: RMB461 million) represented the notes receivable that were discounted with recourse. As these notes receivable had not yet matured, the proceeds received were recorded as short-term loans.

As at 30 June 2019, short-term loans of RMB1,539 million (31 December 2018: RMB1,560 million) represented the guaranteed loan borrowed by Ruyi Pakistan Energy, of which US$0.20 billion (equivalents of RMB1,375 million) is guaranteed by Huaneng Group and Ruyi Technology Group on the proportion of the shareholding basis and PKR3.86 billion (equivalents of RMB164 million) is guaranteed by Shandong Luyi Power International Limited Company (“Luyi Power”).

As at 31 December 2018, short-term loan borrowed from Huaneng Capital Services Co., Ltd. (“Huaneng Capital Services”) amounted to RMB50 million was secured by future electricity revenue. As at 30 June 2019, the loan was fully repaid.

As at 30 June 2019, short-term loans borrowed from Huaneng Finance amounted to RMB9,269 million (31 December 2018: RMB9,454 million) with annual interest rate ranged from 3.92% to 4.35% (31 December 2018: from 4.13% to 4.35%).

19.	DEFERRED INCOME TAX ASSETS AND LIABILITIES
The deferred income tax assets and liabilities are as follows:

	As at 30	As at 31
	June 2019	December 2018
Deferred income tax assets before offsetting	3,655,446	3,903,331
Offset amount	(1,267,532)	(1,620,746)

Deferred income tax assets after offsetting	2,387,914	2,282,585

Deferred income tax liabilities before offsetting	(5,342,964)	(5,486,905)
Offset amount	1,267,532	1,620,746

Deferred income tax liabilities after offsetting	(4,075,432)	(3,866,159)

	(1,687,518)	(1,583,574)

The gross movement on the deferred income tax accounts is as follows:

	As at 30	As at 31
	June 2019	December 2018
Beginning of the period/year (Audited)	(1,583,574)	(2,373,238)
Business combination	–	(68,083)
Disposal of subsidiaries	–	–
Credited to profit or loss	15,236	775,820
Credited to other comprehensive income	(107,948)	100,966
Currency translation differences	(11,232)	(19,039)

End of the year	(1,687,518)	(1,583,574)

20.	ADDITIONAL FINANCIAL INFORMATION ON UNAUDITED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION
As at 30 June 2019, the net current liabilities of the Group amounted to approximately RMB87,204 million (31 December 2018: RMB76,407 million). On the same date, total assets less current liabilities were approximately RMB270,144 million (31 December 2018: RMB281,697 million).

21.	PROFIT BEFORE INCOME TAX EXPENSE
Profit before income tax expense was determined after charging/(crediting) the following:

	For the six months ended 30 June
	2019	2018
Total interest expense on borrowings	5,752,957	5,363,550
Including interest related to lease	66,403	–

Less: amounts capitalised in property, plant and equipment	254,370	224,643

Interest expense charged in unaudited consolidated interim statement of comprehensive income	5,498,587	5,138,907
Operating lease charge	–	188,227
Depreciation of property, plant and equipment (a)	10,349,278	10,123,301
Depreciation of right-of-use assets	342,777	–
Amortisation of land use rights (a)	–	172,638
Amortisation of other non-current assets	34,436	54,143
Impairment loss of property, plant and equipment (Note 5)	259,922	–
(Reversal)/recognition of loss allowances for receivables	(1,302)	1,777
Reversal of inventory obsolescence	(15,690)	(241)
Net gain on disposal of non-current assets	(14,791)	(3,190)
Government grants	(389,082)	(210,271)

Other operating expenses consist of substituted power arrangement expenses, insurance, government grants and other miscellaneous expenses.

(a)
Upon the adoption IFRS 16, depreciation of finance lease assets was reclassified from “property, plant and equipment” to “right-of-use assets”, and amortisation of land use rights was reclassified from “land use rights” to “right-of-use assets”.

22.	INCOME TAX EXPENSE

	For the six months ended 30 June
	2019	2018
Current income tax expense	1,361,752	876,800
Deferred income tax (Note 19)	(15,236)	(132,214)

Total	1,346,516	744,586

No Hong Kong profits tax has been provided as there were no estimated assessable profits in Hong Kong for the six months ended 30 June 2019 (for the six months ended 30 June 2018: nil).

22.	INCOME TAX EXPENSE (CONT’D)
The reconciliation of the effective income tax rate from the statutory income tax rate is as follows:

	For the six months ended 30 June
	2019		2018
PRC statutory enterprise income tax rate	25.00%		25.00%
Effect of different tax rates of certain subsidiaries	(2.16%	)	(0.02%	)
Effect of tax losses not recognised	3.92%		8.14%
Effect of utilising temporary differences previously not recognised	(0.27%	)	(0.51%	)
Effect of non-taxable income	(3.15%	)	(3.10%	)
Effect of non-deductible expenses	0.51%		0.96%
Others	(0.40%	)	(5.70%	)

Effective tax rate	23.45%		24.77%

The Company and its PRC branches and subsidiaries are subject to income tax at 25%, except for certain PRC subsidiaries that are taxed at preferential tax rates ranging from 0% to 15%.

Pursuant to Guo Shui Han [2009] No. 33, starting from 1 January 2008, the Company and its PRC branches calculate and pay income tax on a consolidated basis according to relevant tax laws and regulations. The income tax of subsidiaries remains to be calculated individually based on their individual operating results.

For the six months ended 30 June 2019, the income tax rate applicable to Singapore subsidiary is 17% (for the six months ended 30 June 2018: 17%).

The Company’s overseas subsidiary in Pakistan engaged in power generation business is entitled to an income tax exemption for a period of 30 years according to Pakistan 2015 Fiscal Act. For the six months ended 30 June 2019, another subsidiary located in Pakistan, engaged in maintenance service located in Pakistan is subject to income tax at the higher of 8% of its revenue and 31% of its profit.

23.	EARNINGS PER SHARE
The basic earnings per share is calculated by dividing the consolidated net profit attributable to the ordinary shareholders of the Company by the weighted average number of the Company’s outstanding ordinary shares during the period:

	For the six months ended 30 June
	2019	2018
Consolidated net profit attributable to equity holders of the Company	3,441,565	1,731,372
Less: net profit attributable to holders of perpetual corporate bonds	272,254	126,700

Consolidated net profit attributable to ordinary shareholders of the Company	3,169,311	1,604,672

Weighted average number of the Company’s outstanding ordinary shares (’000)	15,698,093	15,200,383

Basic and diluted earnings per share (RMB)	0.20	0.11

There was no dilutive effect on earnings per share since the Company had no dilutive potential ordinary shares for the six-month periods ended 30 June 2019 and 2018.

24.	BANK BALANCES AND CASH
Bank balances and cash comprised the following:

	As at 30	As at 31
	June 2019	December 2018
Total bank balances and cash	13,721,543	15,832,788
Add: cash and cash equivalents transferred to disposal group	11,154	15,104
Less: restricted cash	776,848	430,210

Cash and cash equivalents as at period/year end	12,955,849	15,417,682

25.	RELATED PARTY BALANCES AND TRANSACTIONS
The related parties of the Group that had transactions with the Group are as follows:

Names of related parties	Nature of relationship

Huaneng Group	Ultimate parent company
HIPDC	Parent company
Sichuan Hydropower	An associate of the Company and also a subsidiary of Huaneng Group*
Hanfeng Power	An associate of the Company and also a subsidiary of Huaneng Group
Huaneng (Tianjing) Coal Gasification Power Generation Co., Ltd.	An associate of the Company and also a subsidiary of Huaneng Group
Tiancheng Financial Leasing	An associate of the Company and also a subsidiary of Huaneng Group
Huaneng Shidao Bay Nuclear Power Development Co., Ltd.	An associate of the Company and also a subsidiary of Huaneng Group
Huaneng Finance	An associate of the Company and also a subsidiary of Huaneng Group
Huaneng Group Fuel Company and its subsidiaries	Associates of the Company and also subsidiaries of Huaneng Group
Shanghai Ruining Shipping Co., Ltd.	An Associate of the Company and also a subsidiary of Huaneng Group
Huaneng Supply Chain Platform Technology Co., Ltd.	An Associate of the Company and also a subsidiary of Huaneng Group
Jilin Zhanyu Wind Power Asset Management Co., Ltd.	An associate of the Company
Chongqing Huaneng Lime Company Limited	An associate of the Company
Liaocheng Luxi Fuel Co., Ltd. Company	An associate of the Company
Shanghai Time Shipping	A joint venture of the Company
Jiangsu Nantong Power	A joint venture of the Company
Huaneng Yingkou Port Limited Liability Company	A joint venture of the Company
Luyi Power	A joint venture of the Company
Hong Kong Energy and its subsidiaries**	Joint ventures of the Company
Northern United Power Co., Ltd. and its subsidiaries	Subsidiaries of Huaneng Group
Beijing Changping Huaneng Training Center	A subsidiary of Huaneng Group
Huaneng Baishan Coal Gangue Power Generation Co., Ltd.	A subsidiary of Huaneng Group
Huaneng Gansu Energy Development Co., Ltd. and its subsidiaries	Subsidiaries of Huaneng Group
Huaneng Overseas Enterprise Management Service Co., Ltd.	A subsidiary of Huaneng Group
Huaneng Nuclear Power Development Co., Ltd. and its subsidiaries	Subsidiaries of Huaneng Group
Huaneng Hulunbeier Energy Development Co., Ltd. and its subsidiaries	Subsidiaries of Huaneng Group
Huaneng Group Technology Innovation Center Co., Ltd.	A subsidiary of Huaneng Group
Huaneng Lancang River Hydropower Co., Ltd. and its subsidiaries	Subsidiaries of Huaneng Group

25.	RELATED PARTY BALANCES AND TRANSACTIONS (CONT’D)
Names of related parties	Nature of relationship

Huaneng Coal Industry Co., Ltd. and its subsidiaries	Subsidiaries of Huaneng Group
Huaneng Energy Transportation Industry Holdings Co., Ltd. and its subsidiaries	Subsidiaries of Huaneng Group
Huaneng Ningxia Energy Co., Ltd.	A subsidiary of Huaneng Group
Huaneng Shaanxi Power Generation Co., Ltd.	A subsidiary of Huaneng Group
Huaneng Songyuan Co-generation Co., Ltd.	A subsidiary of Huaneng Group
Huaneng Carbon Asset Management Co., Ltd.	A subsidiary of Huaneng Group
Huaneng Tibet Yarlung Zangbo River Hydropower Development Investment Co., Ltd.	A subsidiary of Huaneng Group
Huaneng New Energy Co., Ltd. and its subsidiaries	Subsidiaries of Huaneng Group
Huaneng Real Estate Co., Ltd. and its subsidiaries	Subsidiaries of Huaneng Group
Huaneng Capital Services Co., Ltd.	A subsidiary of Huaneng Group
Huaneng Integrated Industry Co., Ltd.	A subsidiary of Huaneng Group
Xi’an Co-generation Engineering Research Institute Co., Ltd. and its subsidiaries	Subsidiaries of Huaneng Group
Yongcheng Property Insurance Co., Ltd.	A subsidiary of Huaneng Group
Great Wall Securities Co., Ltd.	A subsidiary of Huaneng Group
China Huaneng Group Clean Energy Technology Research Institute Co., Ltd.	A subsidiary of Huaneng Group
China Huaneng Group Hong Kong Co., Ltd.	A subsidiary of Huaneng Group
Dalian Huaneng Hotel Co., Ltd.	A subsidiary of Huaneng Group
Huaneng Dingbian New Energy Power Generation Co., Ltd.	A subsidiary of Huaneng Group
Huaneng Qinghai Power Generation Co., Ltd.	A subsidiary of Huaneng Group
Huaneng Xinjiang Energy Development Co., Ltd and its subsidiaries	Subsidiaries of Huaneng Group
Huangtai #8 Power Plant	Note 10(i)
Other government-related enterprises***	Related parties of the Company

25.	RELATED PARTY BALANCES AND TRANSACTIONS (CONT’D)
*	Transactions with subsidiaries of Huaneng Group which also are associates of the Group are presented as transactions with subsidiaries of Huaneng Group for notes 25(a),25(b) and 25(c)

**
Hong Kong Energy and its subsidiaries were included in the consolidated financial information since 31 December 2018. Prior to that, the transactions were included in the disclosure of joint ventures of the Company.

***
Huaneng Group is a state-owned enterprise. In accordance with the revised IAS 24, “Related Party Disclosures”, government-related enterprises, other than entities under Huaneng Group, which the PRC government has control, joint control or significant influence over are also considered as related parties of the Group (“other government-related enterprises”). The majority of the business activities of the Group are conducted with other government-related enterprises. For the purpose of the related party transaction disclosure, the Group has established procedures to determine, to the extent possible, the identification of the ownership structure of its customers and suppliers as to whether they are government-related enterprises. However, many government-related enterprises have a multi-layered corporate structure and the ownership structures change over time as a result of transfers and privatization programs. Nevertheless, management believes that all material related party transactions have been adequately disclosed.

In addition to the related party information shown elsewhere in this unaudited condensed consolidated interim financial information, the following is a summary of significant related party transactions entered into in the ordinary course of business between the Group and its related parties during the period and significant balances arising from related party transactions as at end of the period.

(a)	Related party balances
i.	Cash Deposits in related parties
	As at 30 June 2019	As at 31 December 2018
Deposits in Huaneng Finance
– Saving Deposit	8,094,435	10,914,633

Total	8,094,435	10,914,633

For the period ended 30 June 2019, the annual interest rates for these saving deposits ranged from 0.35% to 1.35% (for six months period ended 30 June 2018: from 0.35% to 1.35%)

ii.	As described in notes 13 and 18, certain loans of the Group were borrowed from Huaneng Group, HIPDC, Huaneng Finance and Tiancheng Financial Leasing.

25.	RELATED PARTY BALANCES AND TRANSACTIONS (CONT’D)
(a)	Related party balances (Cont’d)
iii.
Except for those disclosed in notes 13 and 18, the majority of balances with Huaneng Group, HIPDC, subsidiaries of Huaneng Group, associates, joint ventures and other related parties are unsecured and within one year. As at and for the six months ended 30 June 2019 and 2018, no provision was made on receivables balances from these parties.

Accounts receivable, other receivables and assets and other non-current assets comprised the following balances due from related parties:

	As at 30 June 2019	As at 31 December 2018
Due from Huaneng Group	460,774	1,010,023
Due from HIPDC	788	2,850
Due from joint ventures	123,278	122,775
Due from subsidiaries of Huaneng Group	236,847	125,777
Due from Huangtai #8 Power Plant	802,778	839,067

Total	1,624,465	2,100,492

iv.	Accounts payable and other liabilities and other non-current liabilities comprised the following balances due to related parties:

	As at 30 June 2019	As at 31 December 2018
Due to Huaneng Group	282,006	284,244
Due to HIPDC	61,523	13,628
Due to joint ventures	39,777	97,431
Due to associates	2,006	8,962
Due to subsidiaries of Huaneng Group	4,422,688	4,528,500

Total	4,808,000	4,932,765

v.
As at 30 June 2019, including in lone-term loans (including current porting) and short-term loans are loans payable to other government-related enterprise amounting to RMB192.6 billion (31 December 2018: RMB208.4 billion).

The balances with government-related enterprises also included substantially all the accounts receivables due from domestic power plants of government-related power grid companies, the bank deposits placed with government-related financial institutions as well as accounts payable and other payables arising from the purchases of coal enterprises. Except for bank deposits, these balances are unsecured and the majority of receivable/repayable is within one year.

vi	As at 30 June 2019, prepayment for construction materials to subsidiaries of Huaneng Group amounted to RMB3 million (31 December 2018: RMB19 million).

25.	RELATED PARTY BALANCES AND TRANSACTIONS (CONT’D)
(b)	Related party transactions
i.	Procurement of goods and receiving services
	For the six months ended 30 June
	2019	2018
Huaneng Group
Other purchases	214	225

Subsidiaries of Huaneng Group
Purchase of coal and transportation services	16,275,853	11,757,393
Technical services and engineering contracting services	338,017	401,278
Purchase of equipment	32,003	40,313
Purchase of heat	16,596	18,877
Other purchases	2,651	452

Joint ventures of the Company
Purchase of coal and transportation services	476,374	1,015,597

Associates of the Company
Purchase of equipment	24,691	–
Other purchases	4,072	17,260

ii.	Sales of goods and providing services
	For the six months ended 30 June
	2019	2018
Huaneng Group
Service provided	9,095	11,643

HIPDC
Service provided	15	–

Subsidiaries of Huaneng Group
Sales of power generation quota	–	1,331
Sales of fuel	1,731	50
Other sales	4,115	8,827
Service provided	10,763	9,073

Joint ventures of the Company
Service provided	27,828	291,431
Other sales	4,660	42,517

An investee with significant influence
Huangtai #8 Power Plant	–	1,415

25.	RELATED PARTY BALANCES AND TRANSACTIONS (CONT’D)
(b)	Related party transactions (Cont’d)
iii.	Other related party transactions
(1)	Rental charge on leasehold
	For the six months ended 30 June
	2019	2018
HIPDC	51,952	52,322
Subsidiaries of Huaneng Group	29,444	73,368
A joint venture of the Company	–	589

(2)	Rental income from leasehold
	For the six months ended 30 June
	2019	2018
Subsidiaries of Huaneng Group	1,398	1,616
A joint venture of the Company	2,644	–

(3)	Drawdown of loans

	For the six months ended 30 June
	2019	2018
Subsidiaries of Huaneng Group	6,462,894	6,810,000

(4)	Interest expense on loans
	For the six months ended 30 June
	2019	2018
Huaneng group	15,887	15,009
HIPDC	2,151	–
Subsidiaries of Huaneng Group	223,553	292,269

(5)	Interest income on loans
	For the six months ended 30 June
	2019	2018
A joint venture of the Company	1,759	1,651

25.	RELATED PARTY BALANCES AND TRANSACTIONS (CONT’D)
(b)	Related party transactions (Cont’d)
iii Other related party transactions (Cont’d)
(6)	Capital injection from a subsidiary of Huaneng Group
	For the six months ended 30 June
	2019	2018
A subsidiary of Huaneng Group	–	291,735

(7)	Capital injection
	For the six months ended 30 June
	2019	2018
Subsidiaries of Huaneng Group	–	297,180
Associates of the Company	39,320	72,854
Joint ventures of the Company	5,000	–

(8)	Pre-construction cost paid by
	For the six months ended 30 June
	2019	2018
A subsidiary of Huaneng Group	613	–

(9)	Entrusted management fee
	For the six months ended 30 June
	2019	2018
Huaneng Group	6,773	–

(10)	Trusteeship management income
	For the six months ended 30 June
	2019	2018
Huaneng Group	2,410	–

(11)	Interest income from finance lease
	For the six months ended 30 June
	2019	2018
Huangtai #8 Power Plant	10,800	11,385

25.	RELATED PARTY TRANSACTIONS (CONT’D)
(b)	Related party transactions (Cont’d)
iii Other related party transactions (Cont’d)
(12)	Interest expense from finance lease
	For the six months ended 30 June
	2019	2018
Subsidiaries of Huaneng Group	627	–

Transactions with other government-related enterprises
For the six months ended 30 June 2019 and 2018, the Company and its domestic subsidiaries sold substantially all their products to local government-related power grid companies. Please refer to Note 4(b) for details of sales information for major power grid companies.

For the six months ended 30 June 2019 and 2018, other collectively-significant transactions with government-related enterprises also include a large portion of fuel purchases, property, plant and equipment construction and related labor employed.

(c)	Guarantees
	As at 30	As at 31
	June 2019	December 2018
Loans guaranteed by
– Huaneng Group	3,061,932	3,028,109
– HIPDC	2,036,000	2,057,200

(d)	Pre-tax benefits and social insurance of key management personnel
	For the six months ended 30 June
	2019	2018
Salaries	3,375	3,306
Pension	670	659

Total	4,045	3,965

26.	CAPITAL AND OTHER COMMITMENTS
(a)	Capital commitments
Capital commitments mainly relate to the construction of new power projects, certain ancillary facilities and renovation projects for existing power plants. Details of such commitments are as follows:

	As at 30	As at 31
	June 2019	December 2018
Contracted but not provided	29,119,519	16,790,739

(b)	Fuel purchase commitments
The Group has entered into various long-term fuel supply agreements with various suppliers in securing fuel supply for various periods. All the agreements require minimum, maximum or forecasted volume purchases and are subject to certain termination provisions. Related purchase commitments are as follows:

As at 30 June 2019
		Purchase	Estimated
	Periods	quantities	unit costs (RMB)
A government-related enterprise	2019-2039	2.8 million m3/day*	2.70/m3

A government-related enterprise	2019-2023	991 million m3/year*	2.14/m3
	2019-2023	541 million m3/year*	1.99/m3
	2019-2023	450 million m3/year*	2.15/m3

A government-related enterprise	2019-2026	200 million m3/year*	2.66/m3

Other suppliers	2019	238 BBtu**/day	approximately 75,000/BBtu
	2020-2021	236-236.5 BBtu**/day	approximately 75,000/BBtu
	2022	242.5 BBtu**/day	approximately 75,000/BBtu
	2023	81.5-247.5 BBtu**/day	approximately 76,000/BBtu
	2024-2028	42.4-81.5 BBtu**/day	approximately 78,000/BBtu
	2029	42.4 BBtu**/day	approximately 77,000/BBtu

26.	CAPITAL AND OTHER COMMITMENTS (CONT’D)
(b)	Fuel purchase commitments (Cont’d)
As at 31 December 2018
		Purchase	Estimated
	Periods	quantities	unit costs (RMB)
A government-related enterprise	2019-2039	2.8 million m3/day*	2.31/m3

A government-related enterprise	2019-2023	991 million m3/year*	2.50/m3
	2019-2023	541 million m3/year*	2.32/m3
	2019-2023	450 million m3/year*	2.50/m3
A government-related enterprise	2019-2026	200 millionm3/year*	2.45/m3

Other suppliers	2019	238 BBtu**/day	approximately 76,000/BBtu
	2020-2021	241.5-242 BBtu**/day	approximately 76,000/BBtu
	2022	242.5 BBtu**/day	approximately 76,000/BBtu
	2023	81.5-247.5 BBtu**/day	approximately 82,000/BBtu
	2024-2028	42.4-81.5 BBtu**/day	approximately 89,000/BBtu
	2029	42.4 BBtu**/day	approximately 81,000/BBtu

*	The quantities represent maximum volume, others represent minimum or forecasted volume if not specified.

**	BBtu: Billion British Thermal Unit.

27.	SUBSEQUENT EVENT
(a)
On 17 July 2019, the Company issued the second tranche of corporate bonds with a total face value of RMB1 billion bearing annual interest rate of 3.55% in 2019. The bonds are denominated in RMB and mature in 3 years, with a par value of RMB100.

(b)
In July 2019, the Company completed the issue of the first tranche of the Company’s mid-term notes for 2019 (the “Notes”). The total issuing amount of type 1 of the Notes was RMB500 million for a term of 3 years. The unit face value is RMB100 and the issuing interest rate is 3.55%. The total issuing amount of type 2 of the Notes was RMB1.5 billion for a term of 5 years. The unit face value is RMB100 and the issuing interest is 3.85%.

28.	COMPARATIVE INFORMATION
The Group initially applied IFRS 16 at 1 January 2019. Under the transition method chosen, comparative information is not restated. Further details of the changes in accounting policies are disclosed in note 3.

Financial Statements Reconciliation between PRC GAAP and IFRS

The financial statements, which are prepared by the Group in conformity with the Accounting Standards for Business Enterprises (“PRC GAAP”), differ in certain respects from that of IFRS. Major impact of adjustments for IFRS, on the consolidated net profit and equity attributable to equity holders of the Company, is summarised as follows:

	Consolidated net profit attributable to equity holders of the Company For the six months ended 30 June		Total equity attributable to equity holders of the Company
	2019	2018	As at 30 June 2019	As at 31 December 2018
Consolidated net profit/equity attributable to equity holders of the Company under PRC GAAP	3,819,999	2,132,811	86,157,956	83,234,629

Impact of IFRS adjustments:
Differences in accounting treatment on business combinations under common control and depreciation and amortisation of assets acquired in business combinations under common control (A)	(627,516)	(653,324)	12,726,835	13,354,351
Difference on depreciation related to borrowing costs capitalised in previous years (B)	(13,508)	(13,508)	141,946	155,454
Others	17,810	5,309	(389,834)	(383,026)
Applicable deferred income tax impact of the GAAP differences above (C)	160,009	143,268	1,368,701	1,208,692
Profit/equity attributable on non-controlling interest on the adjustments above	84,771	116,816	(3,049,911)	(3,134,682)

Consolidated net profit/equity attributable to equity holders of the Company under IFRS	3,441,565	1,731,372	96,955,693	94,435,418

(A)	DIFFERENCES IN ACCOUNTING TREATMENT ON BUSINESS COMBINATIONS UNDER COMMON CONTROL AND DEPRECIATION AND AMORTISATION UNDER COMMON CONTROL
Huaneng Group is the parent company of HIPDC, which in turn is also the ultimate parent of the Company. The Company carried out a series of acquisitions from Huaneng Group and HIPDC. As the acquired power companies and plants and the Company were under common control of Huaneng Group before and after the acquisitions, such acquisitions are regarded as business combinations under common control.

In accordance with PRC GAAP, for business combinations under common control, the assets and liabilities acquired are measured at the carrying amounts of the acquirees in the consolidated financial statements of the ultimate controlling party on the acquisition date. The difference between carrying amounts of the net assets acquired and the consideration paid is adjusted to equity account of the acquirer. The operating results for all periods presented are retrospectively restated as if the current structure and operations resulting from the acquisition had been in existence since the beginning of the earliest year presented, with financial data of previously separate entities consolidated. The cash consideration paid by the Company is treated as an equity transaction in the year of acquisition. The subsequent adjustment of contingent consideration after the acquisition date is also accounted for as an equity transaction.

For the business combination occurred prior to 1 January 2007, in accordance with Previous Accounting Standards and Accounting System (“Previous PRC GAAP”), when equity interests acquired is less than 100%, the assets and liabilities of the acquirees are measured at their carrying amounts. The excess of consideration over the proportionate share of the carrying amounts of the net assets acquired was recorded as equity investment difference and amortized on a straight-line basis for not more than 10 years. When acquiring the entire equity, the entire assets and liabilities are accounted for using a method similar to purchase accounting. Goodwill arising from such transactions is amortized over the estimated useful lives on a straight-line basis. On 1 January 2007, in accordance with PRC GAAP, the unamortized equity investment differences and goodwill arising from business combinations under common control were written off against undistributed profits.

Under IFRS, the Group elected to adopt the purchase method to account for the business combinations under common control. The assets and liabilities acquired are recorded at fair values by the acquirer. The excess of acquisition cost over the proportionate share of fair values of net identifiable assets acquired is recorded as goodwill. Goodwill is not amortized but is tested annually for impairment and carries at cost less accumulated impairment losses. The operating results of the acquirees are consolidated in the operating results of the Group from the acquisition dates onwards. The contingent consideration not classified as equity is measured at fair value at each reporting date with the changes in fair value recognised in profit or loss, if such changes are not measurement-period adjustments.

(A)	DIFFERENCES IN ACCOUNTING TREATMENT ON BUSINESS COMBINATIONS UNDER COMMON CONTROL AND DEPRECIATION AND AMORTISATION UNDER COMMON CONTROL (CONT’D)
As mentioned above, the differences in accounting treatment under PRC GAAP and IFRS on business combinations under common control affect both equity and profit. Meanwhile, due to different measurement basis of the assets acquired, depreciation and amortisation in the period subsequent to the acquisition will be affected which will also affect the equity and profit or loss upon subsequent disposals of such investments. Such differences will be gradually eliminated following subsequent depreciation, amortisation and disposal of related assets.

(B)	DIFFERENCE ON DEPRECIATION ON THE CAPITALIZATION OF BORROWING COSTS IN PREVIOUS YEARS
In previous years, under Previous PRC GAAP, the scope of capitalization of borrowing costs was limited to specific borrowings, and thus, borrowing costs arising from general borrowings were not capitalised. In accordance with IFRS, the Group capitalised borrowing on general borrowing used for the purpose of obtaining qualifying assets in addition to the capitalization of borrowing costs on specific borrowings. From 1 January 2007 onwards, the Group adopted PRC GAAP No. 17 Borrowing Cost prospectively, the current adjustments represent the related depreciation on capitalised borrowing costs included in the cost of related assets under IFRS before 1 January 2007.

(C)	DEFERRED INCOME TAX IMPACT OF GAAP DIFFERENCES
This represents related deferred income tax impact on the GAAP differences above where applicable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Huang Chaoquan

Name:	Huang Chaoquan

Title:	Company Secretary

Date:     August 20, 2019